UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Inside this report

Business performance summary
2	H1 2025 performance summary
3	Performance key metrics and ratios
5	Chief Financial Officer's review
7	Retail Banking
8	Private Banking & Wealth Management
9	Commercial & Institutional
10	Central items & other
11	Segment performance

Risk and capital management
16	Credit risk
16	Economic loss drivers
20	Governance and post model adjustments
22	Measurement uncertainty and ECLsensitivity analysis
24	Measurement uncertainty and ECLadequacy
25	Credit risk - Banking activities
25	Financial instruments within the scope of theIFRS 9 ECL framework
26	Segment analysis - portfolio summary
28	Segmental loans and impairment metrics
29	Sector analysis - portfolio summary
34	Non-Personal forbearance
36	Personal portfolio
39	Commercial real estate
40	Flow statements

Risk and capital management continued
47	Stage 2 decomposition by a significantincrease in credit risk trigger
49	Asset quality
53	Credit risk - Trading activities
56	Capital, liquidity and funding risk
67	Non-traded market risk
71	Traded market risk
71	Pension risk

Financial statements and notes
72	Condensed consolidated income statement
73	Condensed consolidated statement ofcomprehensive income
74	Condensed consolidated balance sheet
75	Condensed consolidated statement ofchanges in equity
77	Condensed consolidated cash flow statement
78	Presentation of condensed consolidatedfinancial statements
78	Net interest income
79	Non-interest income
80	Operating expenses
81	Segmental analysis
84	Tax
85	Financial instruments - classification
87	Financial instruments - valuation

Financial statements and notes continued
92	Trading assets and liabilities
93	Loan impairment provisions
94	Provisions for liabilities and charges
94	Dividends
94	Contingent liabilities and commitments
95	Litigation and regulatory matters
101	Related party transactions
101	Post balance sheet events
101	Date of approval
102	Auditor's independent review report to NatWest Group plcGroup plc

Additional information
103	NatWest Group plc summary risk factors
105	Statement of directors' responsibilities
106	Presentation of information
106	Statutory accounts
106	Forward-looking statements
107	Share information and contacts
108	Appendix
108	Non-IFRS financial measures
113	Performance measures not definedunder IFRS

H1 2025 performance summary

Chief Executive, Paul Thwaite, commented:

"NatWest Group's strong performance in the first half of the year reflects our consistent support for our customers and, in turn, delivery for our shareholders. We have today upgraded our income and returns guidance for 2025, as well as announcing a 9.5p interim dividend and a £750 million share buyback.

The role we play as a trusted partner to over 20 million customers is fundamental to our strategy and we continue to focus on helping them achieve their ambitions, with lending, deposits and assets under management once again increasing in H1 2025. With positive momentum in our business, we are ambitious for the future and see clear opportunities for further disciplined growth. This is complemented by our focus on bank-wide simplification, as we quietly revolutionise how we operate, enhancing our tech and AI capabilities in order to better meet and anticipate the evolving needs of our customers.

Having returned to full private ownership in Q2 2025, NatWest Group is well placed to step up and play its part in supporting economic growth across the UK and, in doing so, to create sustainable value for all our stakeholders."

H1 2025 performance

We have delivered a strong H1 2025 performance with continued balance sheet growth, an attributable profit of £2.5 billion, with earnings per share of 30.9 pence, up 28% on prior year, a Return on Tangible Equity (RoTE) of 18.1% and a cost:income ratio (excl. litigation and conduct) of 48.8%, compared with 55.5% in the prior year.

This drove strong capital generation pre-distributions of 101 basis points which allows us to announce an interim dividend of 9.5 pence per share, 58% higher than the prior year, and we intend to commence a share buyback programme of £750 million in the second half of 2025.

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We continue to be disciplined in our approach to growth, deploying capital where returns are attractive. We are pleased to have added 1.1 million new customers in the first half of 2025, both organically and through the Sainsbury's Bank transaction which completed on 1 May 2025. In the first half of 2025 we delivered broad-based balance sheet growth, with net loans to customers excluding central items up by £11.6 billion, including £2.2 billion of balances acquired from Sainsbury's Bank as we added scale to our unsecured business. Customer deposits excluding central items increased by £4.5 billion, including £2.4 billion of balances acquired from Sainsbury's Bank.

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We are making good progress on becoming a simpler bank, delivering efficiencies from our investment programmes as seen in the 6.7 percentage point improvement in our cost:income (excl. litigation and conduct) ratio, compared with the prior year. We are digitising more customer journeys and deploying AI to improve our productivity and customer experience which is reflected in our improved NPS scores across all three businesses. We announced new collaborations with OpenAI, AWS and Accenture to accelerate our data simplification and enable greater personalisation for our customers.

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We continue to actively manage our balance sheet and risk, delivering £2.9 billion of RWA management actions as we created capacity for growth. Our Common Equity Tier 1 (CET1) ratio of 13.6% was in line with Q4 2024 and c.20 basis points lower than Q1 2025. TNAV per share in H1 2025 increased by 22 pence to 351 pence.

Outlook(1)

The following statements are based on our current expectations for interest rates and economic conditions. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves.

We have strengthened our guidance and in 2025 we expect:

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to achieve a Return on Tangible Equity of greater than 16.5%.

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income excluding notable items to be greater than £16.0 billion.

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Group operating costs, excluding litigation and conduct costs, to be around £8.1 billion including £0.1 billion of one-time integration costs.

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our loan impairment rate to be below 20 basis points.

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RWAs to be in the range of £190-195 billion at the end of 2025, dependent on final CRD IV model outcomes.

In 2027 we continue to expect:

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to achieve a Return on Tangible Equity for the Group of greater than 15%.

Capital:

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we continue to target a CET1 ratio in the range of 13-14%.

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we expect to pay ordinary dividends of around 50% of attributable profit from 2025 and will consider buybacks as appropriate.

(1)    The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2024 Annual Report and Accounts and Form 20-F and the Summary Risk Factors in this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

	Half year ended			Quarter ended
	30 June	30 June		30 June	31 March		30 June
	2025	2024	Variance	2025	2025	Variance	2024	Variance
Summary consolidated income statement	£m	£m	%	£m	£m	%	£m	%
Net interest income	6,120	5,408	13.2%	3,094	3,026	2.2%	2,757	12.2%
Non-interest income	1,865	1,726	8.1%	911	954	(4.5%)	902	1.0%
Total income	7,985	7,134	11.9%	4,005	3,980	0.6%	3,659	9.5%
Litigation and conduct costs	(118)	(101)	16.8%	(74)	(44)	68.2%	(77)	(3.9%)
Other operating expenses	(3,900)	(3,956)	(1.4%)	(1,965)	(1,935)	1.6%	(1,928)	1.9%
Operating expenses	(4,018)	(4,057)	(1.0%)	(2,039)	(1,979)	3.0%	(2,005)	1.7%
Profit before impairment losses/releases	3,967	3,077	28.9%	1,966	2,001	(1.7%)	1,654	18.9%
Impairment (losses)/releases	(382)	(48)	nm	(193)	(189)	2.1%	45	nm
Operating profit before tax	3,585	3,029	18.4%	1,773	1,812	(2.2%)	1,699	4.4%
Tax charge	(910)	(801)	13.6%	(439)	(471)	(6.8%)	(462)	(5.0%)
Profit from continuing operations	2,675	2,228	20.1%	1,334	1,341	(0.5%)	1,237	7.8%
Profit from discontinued operations, net of tax	-	11	nm	-	-	nm	15	nm
Profit for the period	2,675	2,239	19.5%	1,334	1,341	(0.5%)	1,252	6.5%

Performance key metrics and ratios
Notable items within total income (1)	£23m	£130m	nm	(£5m)	£28m	nm	£69m	nm
Total income excluding notable items (1)	£7,962m	£7,004m	13.7%	£4,010m	£3,952m	1.5%	£3,590m	11.7%
Net interest margin (1)	2.28%	2.07%	21bps	2.28%	2.27%	1bp	2.10%	18bps
Average interest earning assets (1)	£542bn	£524bn	3.4%	£543bn	£542bn	0.2%	£528bn	2.8%
Cost:income ratio (excl. litigation and conduct) (1)	48.8%	55.5%	(6.7%)	49.1%	48.6%	0.5%	52.7%	(3.6%)
Loan impairment rate (1)	19bps	3bps	16bps	19bps	19bps	-	(5bps)	24bps
Profit attributable to ordinary shareholders	£2,488m	£2,099m	18.5%	£1,236m	£1,252m	(1.3%)	£1,181m	4.7%
Total earnings per share attributable to ordinary shareholders - basic	30.9p	24.2p	6.7p	15.3p	15.5p	(0.2p)	13.7p	1.6p
Return on Tangible Equity (RoTE) (1)	18.1%	16.4%	1.7%	17.7%	18.5%	(0.8%)	18.5%	(0.8%)
Climate and sustainable funding and financing (2)	£16.9bn	£16.3bn	3.7%	£9.1bn	£7.8bn	16.7%	£9.7bn	(6.2%)

nm = not meaningful.

For the footnotes to this table refer to the following page

Business performance summary continued
	As at
	30 June	31 March		31 December
	2025	2025	Variance	2024	Variance
Balance sheet	£bn	£bn	%	£bn	%
Total assets	730.8	710.0	2.9%	708.0	3.2%
Loans to customers - amortised cost	407.1	398.8	2.1%	400.3	1.7%
Loans to customers excluding central items (1,3)	380.1	371.9	2.2%	368.5	3.1%
Loans to customers and banks - amortised cost and FVOCI	417.9	409.5	2.1%	410.2	1.9%
Total impairment provisions (4)	3.7	3.5	5.7%	3.4	8.8%
Expected credit loss (ECL) coverage ratio	0.87%	0.86%	1bp	0.83%	4bps
Assets under management and administration (AUMA) (1)	51.8	48.5	6.8%	48.9	5.9%
Customer deposits	436.8	434.6	0.5%	433.5	0.8%
Customer deposits excluding central items (1,3)	435.8	433.4	0.6%	431.3	1.0%
Liquidity and funding
Liquidity Coverage Ratio (LCR)	147%	150%	(3.0%)	150%	(3.0%)
Liquidity portfolio	217	222	(2.3%)	222	(2.3%)
Net Stable Funding Ratio (NSFR)	134%	136%	(2.0%)	137%	(3.0%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	86%	85%	1%	85%	1%
Total wholesale funding	91	87	4.6%	86	5.8%
Short-term wholesale funding	35	33	6.1%	33	6.1%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.6%	13.8%	(20bps)	13.6%	-
Total capital ratio (5)	19.7%	20.6%	(90bps)	19.7%	-
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.6%	14.8%	(20bps)	14.3%	30bps
Risk-weighted assets (RWAs)	190.1	187.0	1.7%	183.2	3.8%
UK leverage ratio	5.0%	5.2%	(0.2%)	5.0%	-
Tangible net asset value (TNAV) per ordinary share (1,7)	351p	347p	4p	329p	22p
Number of ordinary shares in issue (millions) (7)	8,088	8,067	0.3%	8,043	0.6%

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
NatWest Group used its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its target to provide £100 billion in climate and sustainable funding and financing between 1 July 2021 and the end of 2025. This included both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements. The climate and sustainable funding and financing framework which underpinned our £100 billion target has been retired and replaced with our climate and transition finance framework, available on natwestgroup.com.

(3)	Central items includes Treasury repo activity.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 March 2025 - £0.1 billion; 31 December 2024 - £0.1 billion).
(5)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6)
The pro forma CET1 ratio at 30 June 2025 excludes foreseeable items of £1,994 million: £1,244 million for ordinary dividends and £750 million foreseeable charges (31 March 2025 excludes foreseeable items of £1,875 million for ordinary dividends; 31 December 2024 excludes foreseeable items of £1,249 million for ordinary dividends).

(7)	The number of ordinary shares in issue excludes own shares held.

Chief Financial Officer's review

We delivered a strong performance in the first half of 2025, with operating profit of £3,585 million and a RoTE of 18.1%.

In the first half of 2025 we supported our customers and delivered broad-based balance sheet growth, with net loans to customers excluding central items up by £11.6 billion and customer deposits excluding central items increasing by £4.5 billion, contributing to growth in total income excluding notable items, up by 13.7% on H1 2024 and 1.5% on Q1 2025. Cost:income ratio (excl. litigation and conduct) was 48.8% in H1 2025 compared with 55.5% in H1 2024 as we continued to simplify the business.

Our CET1 ratio remains within our targeted range at 13.6% and we announce an interim dividend of 9.5 pence per share and intend to commence a share buyback programme of £750 million in the second half of 2025, bringing total distributions announced in H1 2025 to £1.5 billion. We continued to actively manage the balance sheet, delivering RWA management actions of £2.9 billion in H1 2025 which created capacity for growth.

Strong H1 and Q2 2025 performance

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Total income increased by 0.6% in Q2 2025 compared with Q1 2025 and was 11.9% higher in H1 2025 than H1 2024. Total income excluding notable items was £58 million higher in Q2 2025 than Q1 2025 due to disciplined balance sheet growth, deposit margin expansion and the benefit of one additional day in the quarter. As a result, Q2 2025 NIM of 2.28% was 1 basis point higher than Q1 2025. H1 2025 total income excluding notable items was 13.7% higher than H1 2024 as balance growth, higher structural hedge income and increased trading income were partly offset by the impact of base rate cuts and changes in the mix of our customer deposits.

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Q2 2025 total operating expenses were £60 million higher than Q1 2025 and H1 2025 was £39 million lower than H1 2024. In Q2 2025, other operating expenses were £30 million higher than Q1 2025 primarily reflecting property exit costs as a  result of transformation and digitisation, a £19 million increase in one-time integration costs following the acquisition of balances from Sainsbury's Bank and pay inflation and increased National Insurance charges. H1 2025 other operating expenses were £56 million lower than the prior year as we continue to make good progress on becoming a simpler bank, including ongoing digitisation of Retail Banking, costs relating to the strategic exit from Poland in H1 2024, contract efficiencies through the use of strategic partners, and our withdrawal from the Republic of Ireland. Headcount reduced by around 1,400 FTE compared with H1 2024 and was broadly stable compared with H2 2024.

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A net impairment charge of £193 million, or 19 basis points of gross customer loans, in Q2 2025 included an £81 million charge on the acquisition of balances from Sainsbury's Bank and post model adjustment releases of £64 million. Compared with Q1 2025, our ECL provision increased by £0.1 billion to £3.7 billion and our ECL coverage ratio has increased from 0.86% to 0.87%.

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We have reviewed and updated our macro-economic assumptions, with limited changes compared with our previous assumptions, and we retain post model adjustments of £0.2 billion related to economic uncertainty, or 6.4% of total impairment provisions. We remain comfortable with the strong credit performance of our diversified prime loan book.

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As a result, we are pleased to report an attributable profit for H1 2025 of £2,488 million, with earnings per share of 30.9 pence and a RoTE of 18.1%. Q2 2025 RoTE was 17.7%.

Robust balance sheet with strong capital and liquidity levels

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We continued to support our customers with net loans to customers excluding central items growth of £11.6 billion in the first half of 2025 and £8.2 billion in Q2 2025, which included £2.2 billion of balances acquired from Sainsbury's Bank. The remaining £6.0 billion growth in Q2 2025 was disciplined and well balanced across our portfolio, including an increase in Commercial Mid-market, reflecting higher lending to housebuilders and housing associations, and Corporate & Institutions, largely in funds lending. Retail Banking mortgage balances increased by £1.4 billion in Q2 2025.

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Between 1 July 2021 and the 30 June 2025 we provided £110.3 billion in climate and sustainable funding and financing and during Q1 2025 we exceeded our target to provide £100 billion between 1 July 2021 and the end of 2025. To reflect our progress, we have announced a new target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. As part of this we will continue to monitor progress against our aim to provide £10 billion in lending for EPC A and B-rated residential properties between 1 January 2023 and the end of 2025, with £9.6 billion lent up to 30 June 2025. The climate and sustainable funding and financing framework which underpinned our previous £100 billion target has been retired and replaced with our climate and transition finance framework, available on natwestgroup.com.

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Customer deposits excluding central items increased £4.5 billion in H1 2025 and £2.4 billion in Q2 2025, which included £2.4 billion of balances acquired from Sainsbury's Bank and growth within Corporate & Institutions partially offset by lower current account balances in Retail Banking. Term balances remained broadly stable for the second quarter at 17% of the book, up from 16% at Q1 2025.

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The LCR of 147%, representing £51.7 billion headroom above 100% minimum requirement, decreased by 3 percentage points compared with Q1 2025 primarily due to increased lending (including balances acquired from Sainsbury's Bank) partially offset by issuances. Our primary liquidity at Q2 2025 was £160.6 billion and £86.6 billion, or 54%, of which was cash and balances at central banks. Total wholesale funding increased by £3.5 billion in the quarter to £90.8 billion.

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TNAV per share increased by 4 pence in the quarter to 351 pence primarily reflecting the profit for the period.

Chief Financial Officer's review continued

Shareholder return supported strong capital generation

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The CET1 ratio of 13.6% was c.20 basis points lower than Q1 2025 principally reflecting the increase in RWAs, c.20 basis points, the ordinary dividend accrual, c.30 basis points, and share buybacks, c.40 basis points, partially offset by the attributable profit for the quarter, c.70 basis points.

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RWAs increased by £6.9 billion in the first half of 2025 to £190.1 billion and £3.1 billion in Q2 2025 largely reflecting lending growth, an increase for CRD IV models and £1.6 billion in relation to the balances acquired from Sainsbury's Bank partially offset by another strong quarter of RWA management actions, £1.7 billion, as we continued to actively manage the balance sheet creating capacity for growth.

Business performance summary

Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Total income	3,134	2,690	1,594	1,540	1,365
Operating expenses	(1,423)	(1,470)	(742)	(681)	(697)
of which: Other operating expenses	(1,411)	(1,457)	(734)	(677)	(690)
Impairment losses	(226)	(122)	(117)	(109)	(59)
Operating profit	1,485	1,098	735	750	609

Return on equity (1)	23.8%	18.4%	23.2%	24.5%	20.3%
Net interest margin (1)	2.58%	2.26%	2.59%	2.58%	2.31%
Cost:income ratio
(excl. litigation and conduct) (1)	45.0%	54.2%	46.0%	44.0%	50.5%
Loan impairment rate (1)	21bps	12bps	22bps	21bps	12bps

			As at
			30 June	31 March	31 December
			2025	2025	2024
			£bn	£bn	£bn
Net loans to customers (amortised cost)			214.3	210.4	208.4
Customer deposits			196.6	195.7	194.8
RWAs			69.4	66.8	65.5

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2025, Retail Banking delivered a return on equity of 23.8% and an operating profit of £1,485 million, with continued positive income and net interest margin momentum. We have supported sectors that are vital to the health and success of the UK economy, including the housing market, with increased net mortgage lending in H1 2025 of £3.4 billion. We welcomed an additional 1 million customers from balances acquired from Sainsbury's Bank in the quarter and have continued to improve our customer proposition, including the launch of our family-backed mortgages.

Retail Banking provided £2.1 billion of climate and sustainable funding and financing in H1 2025 from lending on properties with an EPC rating of A or B.

H1 2025 performance

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Total income was £444 million, or 16.5%, higher than H1 2024 reflecting deposit balance growth and deposit margin expansion, coupled with the benefit of balances acquired from Sainsbury's Bank adding £21 million of income, partly offset by the impact of base rate cuts and the mix shift from non-interest bearing to interest bearing balances.

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Net interest margin was 32 basis points higher than H1 2024 largely reflecting the factors noted above.

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Other operating expenses were £46 million, or 3.2%, lower than H1 2024 reflecting lower severance and property exit costs and a 6.3% reduction in headcount. This was partially offset by the impact of costs associated with the acquisition of balances from Sainsbury's Bank and timing of FCA regulatory fees.

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An impairment charge of £226 million, compared with a £122 million charge in H1 2024, largely driven by the impact of balances acquired from Sainsbury's Bank.

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Net loans to customers increased by £5.9 billion, or 2.8%, in H1 2025 driven by £3.4 billion higher mortgage balances. Personal advances increased by £1.4 billion, or 17.3% and credit card balances increased £1.3 billion, or 18.6% in H1 2025, reflecting the impact of balances acquired from Sainsbury's Bank and underlying credit card growth.

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Customer deposits increased by £1.8 billion, or 0.9%, in H1 2025, driven by overall personal market growth, and £2.4 billion of savings balances acquired from Sainsbury's Bank, partly offset by seasonal tax payments.

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RWAs increased by £3.9 billion, or 6.0%, in H1 2025 primarily due to the impact of balances acquired from Sainsbury's Bank, the annual update to operational risk, model updates and book movements.

Q2 2025 performance

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Total income was £54 million or 3.5% higher than Q1 2025 reflecting the impact of balances acquired from Sainsbury's Bank, deposit margin expansion, and the impact of one additional day in the quarter.

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Net interest margin was 1 basis point higher than Q1 2025 largely reflecting the factors noted above, offset by the flow through impact of new mortgage lending in Q1 2025, ahead of the increase in Stamp Duty Land Tax on 1 April 2025.

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Other operating expenses were £57 million, or 8.4%, higher than Q1 2025 reflecting the impact of costs associated with the acquisition of balances from Sainsbury's Bank, FCA regulatory fees, pay award and National Insurance increase, and higher property exit costs, partly offset by the non-repeat of the Q1 2025 Bank of England levy.

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An impairment charge of £117 million, compared with a £109 million charge in Q1 2025, including £81 million impact of balances acquired from Sainsbury's Bank offset by modelling related releases.

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Net loans to customers increased by £3.9 billion, or 1.9%, in Q2 2025. Personal advances increased £1.3 billion, or 15.9%, including £1.2 billion of balances acquired from Sainsbury's Bank, whilst credit cards increased £1.3 billion or 18.6%, including £1.0 billion of balances acquired from Sainsbury's Bank. Mortgages increased by £1.4 billion in the quarter.

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Customer deposits increased by £0.9 billion, or 0.5%, in Q2 2025 reflecting £2.4 billion of savings balances acquired from Sainsbury's Bank, partly offset by lower current account balances.

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RWAs increased by £2.6 billion, or 3.9%, in Q2 2025 primarily due to the impact of balances acquired from Sainsbury's Bank, model updates and book movements.

Business performance summary continued

Private Banking & Wealth Management(1)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Total income	539	444	274	265	236
of which: AUMA income (2)	144	130	72	72	68
Operating expenses	(359)	(356)	(172)	(187)	(175)
of which: Other operating expenses	(358)	(355)	(171)	(187)	(175)
Impairment (losses)/releases	(1)	11	-	(1)	5
Operating profit	179	99	102	77	66

Return on equity (2)	19.8%	10.5%	22.5%	17.1%	14.4%
Net interest margin (2)	2.57%	2.18%	2.56%	2.59%	2.30%
Cost:income ratio
(excl. litigation and conduct) (2)	66.4%	80.0%	62.4%	70.6%	74.2%
Loan impairment rate (2)	1bp	(12bps)	-	2bps	(11bps)
AUMA net flows (£bn) (2)	2.1	1.3	1.3	0.8	1.0

			As at
			30 June	31 March	31 December
			2025	2025	2024
			£bn	£bn	£bn
Net loans to customers (amortised cost)			18.6	18.4	18.2
Customer deposits			41.3	41.2	42.4
Assets under management (AUM) (2)			39.0	36.7	37.0
Assets under administration (AUA) (2)			12.8	11.8	11.9
Total assets under management and administration (AUMA) (2)			51.8	48.5	48.9
Total combined assets and liabilities (CAL) (2,3)			110.4	106.9	108.4
RWAs			11.5	11.3	11.0

(1)     Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

(2)     Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(3)     CAL refers to customer deposits, net loans to customers and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.

During H1 2025, Private Banking & Wealth Management continued to deliver a strong performance with an operating profit of £179 million, return on equity of 19.8% and cost:income ratio of 66.4%. We have seen growth across AUMAs, lending and deposits in the quarter. In response to client demand, we have introduced digital auto-renewal functionality for fixed-term deposits within the Coutts app, enabling clients optionality and convenience.

Private Banking & Wealth Management provided £0.2 billion of climate and sustainable funding and financing in H1 2025, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

H1 2025 performance

-
Total income was £95 million, or 21.4%, higher than H1 2024 primarily reflecting balance growth across deposits, lending and AUMA, and deposit margin expansion.

-
Net interest margin was 39 basis points higher than H1 2024 largely reflecting deposit margin expansion and growth across lending and deposits.

-
Other operating expenses were £3 million, or 0.8%, higher than H1 2024 primarily reflecting higher investment costs and one off items.

-
An impairment charge of £1 million in H1 2025, compared with an £11 million release in H1 2024, largely reflecting the non-repeat of good book releases in the prior year, with Stage 3 charges remaining at low levels.

-
CAL was £2 billion, or 1.8%, higher in H1 2025, supported by growth in AUMA and lending balances, partly offset by lower deposit balances.

-
Net loans to customers were £0.4 billion, or 2.2%, higher in H1 2025 driven by higher commercial loan balances, due to strong client engagement and competitive pricing strategies.

-
Customer deposits decreased by £1.1 billion, or 2.6%, in H1 2025 largely reflecting seasonal tax payments and outflows of transitory balances.

-
AUMA balances increased by £2.9 billion in H1 2025 primarily driven by AUM net inflows of £1.5 billion, AUA net inflows of £0.2 billion, and Cushon net inflows of £0.3 billion supported by positive market movements of £0.8 billion. AUM net flows as a percentage of opening balances are 8.1% on an annualised basis.

Q2 2025 performance

-
Total income was £9 million, or 3.4%, higher than Q1 2025 primarily reflecting an additional day in the quarter and the impact of higher fee income.

-
Net interest margin was 3 basis points lower than Q1 2025 largely reflecting changes in product mix.

-
Other operating expenses were £16 million, or 8.6%, lower than Q1 2025 primarily reflecting the non-repeat of the Q1 2025 Bank of England levy and lower severance costs.

-
CAL was £3.5 billion, or 3.3%, higher than Q1 2025 due to increases in AUMA, deposits and lending balances.

-
Net loans to customers were £0.2 billion, or 1.1%, higher than Q1 2025 driven by an increase in commercial loans.

-
Customer deposits were £0.1 billion, or 0.2%, higher than Q1 2025 as a strong performance on instant access was partially offset by a decrease in current accounts.

-
AUMA balances increased by £3.3 billion in the quarter primarily driven by AUM net inflows of £0.7 billion, AUA net inflows of £0.4 billion and Cushon net inflows of £0.1 billion, along with positive market movements of £2.0 billion. AUM net flows as a percentage of opening balances are 7.6% on an annualised basis.

Business performance summary continued

Commercial & Institutional
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Net interest income	2,955	2,543	1,496	1,459	1,297
Non-interest income	1,334	1,257	651	683	644
Total income	4,289	3,800	2,147	2,142	1,941

Operating expenses	(2,151)	(2,150)	(1,107)	(1,044)	(1,099)
of which: Other operating expenses	(2,062)	(2,073)	(1,047)	(1,015)	(1,053)
Impairment (losses)/releases	(154)	57	(76)	(78)	96
Operating profit	1,984	1,707	964	1,020	938

Return on equity (1)	18.6%	16.2%	17.9%	19.3%	17.8%
Net interest margin (1)	2.33%	2.10%	2.35%	2.32%	2.12%
Cost:income ratio
(excl. litigation and conduct) (1)	48.1%	54.6%	48.8%	47.4%	54.3%
Loan impairment rate (1)	21bps	(8bps)	20bps	22bps	(28bps)

			As at
			30 June	31 March	31 December
			2025	2025	2024
			£bn	£bn	£bn
Net loans to customers (amortised cost)			147.2	143.1	141.9
Customer deposits			197.9	196.5	194.1
Funded assets (1)			343.1	336.1	321.6
RWAs			107.8	107.3	104.7

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2025, Commercial & Institutional continued to deliver a strong performance in income and operating profit, supporting a return on equity of 18.6%, an increase from 16.2% in H1 2024. We saw another quarter of higher demand for FX risk management against a backdrop of volatile markets, supporting income. We have supported sectors that are vital to the health and success of the UK economy, including continued support for Housing Associations, as we made strong progress on our commitment to provide £7.5 billion by the end of 2026 with £2.7 billion in H1 2025 and £6.8 billion delivered to date, and through our digital led Business Banking proposition grew gross new lending by 63% in H1 2025 compared to H1 2024. We have improved customer experience through our Bankline transformation, resulting in a significant take up of connected products.

Commercial & Institutional provided £14.6 billion of climate and sustainable funding and financing in H1 2025 to support customers investing in the transition to net zero.

H1 2025 performance

-
Total income was £489 million, or 12.9%, higher than H1 2024 primarily reflecting strong customer activity across markets supporting higher trading income, customer lending growth and deposit margin expansion.

-
Net interest margin was 23 basis points higher than H1 2024 primarily reflecting deposit margin expansion.

-
Other operating expenses were £11 million, or 0.5%, lower than H1 2024 reflecting lower staff and non-staff costs.

-
An impairment charge of £154 million in H1 2025, compared with a £57 million release in H1 2024 reflecting lower good book releases and higher Stage 3 charges.

-
Net loans to customers increased by £5.3 billion, or 3.7%, in H1 2025 principally due to growth within Corporate & Institutions and Commercial Mid-market, partly offset by UK Government scheme repayments of £0.8 billion.

-
Customer deposits increased by £3.8 billion, or 2.0%, in H1 2025 largely reflecting growth within Corporate & Institutions(1).

-
RWAs increased by £3.1 billion, or 3.0%, in H1 2025 primarily driven by the annual update to operational risk, an increase in credit risk from book growth and an increase for CRD IV models, partly offset by lower market risk and continued RWA management activity.

Q2 2025 performance

-
Total income was £5 million, or 0.2%, higher than Q1 2025 primarily due to currency trading income and lending growth, deposit margin expansion, as well as the impact of an additional day in the quarter, partly offset by lower debt capital markets and fixed income trading income.

-
Net interest margin was 3 basis points higher than Q1 2025 primarily reflecting deposit margin expansion, partly offset by asset mix impacts.

-
Other operating expenses were £32 million, or 3.2%, higher than Q1 2025 primarily reflecting the impact of FCA fees and inflationary increases in staff costs, partly offset by the non-repeat of the Q1 2025 Bank of England levy.

-
An impairment charge of £76 million in Q2 2025 compared with a £78 million charge in Q1 2025 reflecting a reduction in post model adjustments, partly offset by an increase in Stage 3 charges.

-
Net loans to customers increased by £4.1 billion, or 2.9%, in Q2 2025 principally due to growth within Commercial Mid-market and Corporate & Institutions, partly offset by UK Government scheme repayments of £0.4 billion.

-
Customer deposits increased by £1.4 billion, or 0.7%, in Q2 2025 largely reflecting growth within Corporate & Institutions.

-
RWAs increased by £0.5 billion, or 0.5%, in Q2 2025 primarily driven by book growth and an increase for CRD IV models, partly offset by lower market risk and continued RWA management activity.

(1)     In addition, client transfers from Commercial Mid-market to Corporate & Institutions were undertaken with a value of £5.9 billion at the end of Q2 2025 with an equivalent value of £3.3 billion at Q4 2024.

Business performance summary continued

Central items & other
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2025	2024	2025	2025	2024
	£m	£m	£m	£m	£m
Continuing operations
Total income	23	200	(10)	33	117
Operating expenses	(85)	(81)	(18)	(67)	(34)
of which: Other operating expenses	(69)	(71)	(13)	(56)	(10)
Impairment (losses)/releases	(1)	6	-	(1)	3
Operating (loss)/profit	(63)	125	(28)	(35)	86

				As at
			30 June	31 March	31 December
			2025	2025	2024
			£bn	£bn	£bn
Net loans to customers (amortised cost)			27.0	26.9	31.8
Customer deposits			1.0	1.2	2.2
RWAs			1.4	1.6	2.0

H1 2025 performance
-
Total income was £177 million lower than H1 2024 primarily reflecting lower gains on interest and FX risk management derivatives not in accounting hedge relationships.

-
Other operating expenses were £2 million, or 2.8%, lower than H1 2024.

-
Net loans to customers decreased by £4.8 billion, or 15%, in H1 2025 driven by reverse repo activity in Treasury.

-
Customer deposits of £1.0 billion decreased by £1.2 billion in H1 2025 primarily reflecting repo activity in Treasury.

Q2 2025 performance

-
Total income was £43 million lower than Q1 2025 primarily driven by lower Business Growth Fund profits and lower gains on interest and FX risk management derivatives not in accounting hedge relationships.

-
Other operating expenses were £43 million, or 77%, lower than Q1 2025 primarily due to one-off items including an HMRC tax credit and a VAT release.

-
Net loans to customers increased by £0.1 billion in Q2 2025 driven by reverse repo activity in Treasury.

-
Customer deposits decreased by £0.2 billion in Q2 2025 reflecting repo activity in Treasury.

Segment performance
	Half year ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,922	363	2,955	(120)	6,120
Own credit adjustments	-	-	3	-	3
Other non-interest income	212	176	1,331	143	1,862
Total income	3,134	539	4,289	23	7,985
Direct expenses	(396)	(122)	(782)	(2,600)	(3,900)
Indirect expenses	(1,015)	(236)	(1,280)	2,531	-
Other operating expenses	(1,411)	(358)	(2,062)	(69)	(3,900)
Litigation and conduct costs	(12)	(1)	(89)	(16)	(118)
Operating expenses	(1,423)	(359)	(2,151)	(85)	(4,018)
Operating profit/(loss) before impairment losses	1,711	180	2,138	(62)	3,967
Impairment losses	(226)	(1)	(154)	(1)	(382)
Operating profit/(loss)	1,485	179	1,984	(63)	3,585

Income excluding notable items (1)	3,134	539	4,286	3	7,962

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.1%
Return on equity (1)	23.8%	19.8%	18.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	66.4%	48.1%	nm	48.8%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	21bps	1bp	21bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.1)	-	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.31%	4.78%	6.12%	nm	nm
Third party customer funding rate (1)	(1.83%)	(2.82%)	(1.65%)	nm	nm
Average interest earning assets (£bn) (1)	228.2	28.4	255.4	na	542.4
Net interest margin (1)	2.58%	2.57%	2.33%	na	2.28%

nm = not meaningful, na = not applicable.

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)     Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

Segment performance continued
	Half year ended 30 June 2024
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,475	285	2,543	105	5,408
Own credit adjustments	-	-	(7)	-	(7)
Other non-interest income	215	159	1,264	95	1,733
Total income	2,690	444	3,800	200	7,134
Direct expenses	(381)	(126)	(764)	(2,685)	(3,956)
Indirect expenses	(1,076)	(229)	(1,309)	2,614	-
Other operating expenses	(1,457)	(355)	(2,073)	(71)	(3,956)
Litigation and conduct costs	(13)	(1)	(77)	(10)	(101)
Operating expenses	(1,470)	(356)	(2,150)	(81)	(4,057)
Operating profit before impairment losses/releases	1,220	88	1,650	119	3,077
Impairment (losses)/releases	(122)	11	57	6	(48)
Operating profit	1,098	99	1,707	125	3,029

Income excluding notable items (1)	2,690	444	3,807	63	7,004

Additional information
Return on Tangible Equity (1)	na	na	na	na	16.4%
Return on equity (1)	18.4%	10.5%	16.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	54.2%	80.0%	54.6%	nm	55.5%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(12bps)	(8bps)	nm	3bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	-	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	-	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.88%	4.99%	6.77%	nm	nm
Third party customer funding rate (1)	(2.08%)	(3.14%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	220.1	26.3	244.0	na	524.4
Net interest margin (1)	2.26%	2.18%	2.10%	na	2.07%

nm = not meaningful, na = not applicable.

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)     Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

Segment performance continued
	Quarter ended 30 June 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,484	182	1,496	(68)	3,094
Own credit adjustments	-	-	(3)	-	(3)
Other non-interest income	110	92	654	58	914
Total income	1,594	274	2,147	(10)	4,005
Direct expenses	(230)	(63)	(403)	(1,269)	(1,965)
Indirect expenses	(504)	(108)	(644)	1,256	-
Other operating expenses	(734)	(171)	(1,047)	(13)	(1,965)
Litigation and conduct costs	(8)	(1)	(60)	(5)	(74)
Operating expenses	(742)	(172)	(1,107)	(18)	(2,039)
Operating profit/(loss) before impairment losses	852	102	1,040	(28)	1,966
Impairment losses	(117)	-	(76)	-	(193)
Operating profit/(loss)	735	102	964	(28)	1,773

Income excluding notable items (1)	1,594	274	2,150	(8)	4,010

Additional information
Return on Tangible Equity (1)	na	na	na	na	17.7%
Return on equity (1)	23.2%	22.5%	17.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	46.0%	62.4%	48.8%	nm	49.1%
Total assets (£bn)	238.6	29.1	414.9	48.2	730.8
Funded assets (£bn) (1)	238.6	29.1	343.1	47.0	657.8
Net loans to customers - amortised cost (£bn)	214.3	18.6	147.2	27.0	407.1
Loan impairment rate (1)	22bps	-	20bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.1)	-	(2.2)
Customer deposits (£bn)	196.6	41.3	197.9	1.0	436.8
Risk-weighted assets (RWAs) (£bn)	69.4	11.5	107.8	1.4	190.1
RWA equivalent (RWAe) (£bn)	70.0	11.5	108.8	2.0	192.3
Employee numbers (FTEs - thousands)	11.8	2.1	12.8	32.5	59.2
Third party customer asset rate (1)	4.32%	4.74%	6.00%	nm	nm
Third party customer funding rate (1)	(1.79%)	(2.74%)	(1.60%)	nm	nm
Average interest earning assets (£bn) (1)	230.0	28.5	255.6	na	543.2
Net interest margin (1)	2.59%	2.56%	2.35%	na	2.28%

nm = not meaningful, na = not applicable.

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(2)     Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

Segment performance continued
	Quarter ended 31 March 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,438	181	1,459	(52)	3,026
Own credit adjustments	-	-	6	-	6
Other non-interest income	102	84	677	85	948
Total income	1,540	265	2,142	33	3,980
Direct expenses	(166)	(59)	(379)	(1,331)	(1,935)
Indirect expenses	(511)	(128)	(636)	1,275	-
Other operating expenses	(677)	(187)	(1,015)	(56)	(1,935)
Litigation and conduct costs	(4)	-	(29)	(11)	(44)
Operating expenses	(681)	(187)	(1,044)	(67)	(1,979)
Operating profit/(loss) before impairment losses	859	78	1,098	(34)	2,001
Impairment losses	(109)	(1)	(78)	(1)	(189)
Operating profit/(loss)	750	77	1,020	(35)	1,812

Income excluding notable items (1)	1,540	265	2,136	11	3,952

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.5%
Return on equity (1)	24.5%	17.1%	19.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	70.6%	47.4%	nm	48.6%
Total assets (£bn)	234.3	28.9	397.9	48.9	710.0
Funded assets (£bn) (1)	234.3	28.9	336.1	47.9	647.2
Net loans to customers - amortised cost (£bn)	210.4	18.4	143.1	26.9	398.8
Loan impairment rate (1)	21bps	2bps	22bps	nm	19bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	-	(3.5)
Impairment provisions - Stage 3 (£bn)	(1.1)	-	(1.0)	-	(2.1)
Customer deposits (£bn)	195.7	41.2	196.5	1.2	434.6
Risk-weighted assets (RWAs) (£bn)	66.8	11.3	107.3	1.6	187.0
RWA equivalent (RWAe) (£bn)	67.6	11.3	108.5	2.1	189.5
Employee numbers (FTEs - thousands)	11.9	2.2	12.8	32.5	59.4
Third party customer asset rate (1)	4.29%	4.83%	6.24%	nm	nm
Third party customer funding rate (1)	(1.87%)	(2.90%)	(1.71%)	nm	nm
Average interest earning assets (£bn) (1)	226.5	28.4	255.2	na	541.6
Net interest margin (1)	2.58%	2.59%	2.32%	na	2.27%

nm = not meaningful, na = not applicable.

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)     Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

Segment performance continued
	Quarter ended 30 June 2024
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management (2)	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,259	151	1,297	50	2,757
Own credit adjustments	-	-	(2)	-	(2)
Other non-interest income	106	85	646	67	904
Total income	1,365	236	1,941	117	3,659
Direct expenses	(192)	(65)	(380)	(1,291)	(1,928)
Indirect expenses	(498)	(110)	(673)	1,281	-
Other operating expenses	(690)	(175)	(1,053)	(10)	(1,928)
Litigation and conduct costs	(7)	-	(46)	(24)	(77)
Operating expenses	(697)	(175)	(1,099)	(34)	(2,005)
Operating profit before impairment losses/releases	668	61	842	83	1,654
Impairment (losses)/releases	(59)	5	96	3	45
Operating profit	609	66	938	86	1,699

Income excluding notable items (1)	1,365	236	1,943	46	3,590

Additional information
Return on Tangible Equity (1)	na	na	na	na	18.5%
Return on equity (1)	20.3%	14.4%	17.8%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.5%	74.2%	54.3%	nm	52.7%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(11bps)	(28bps)	nm	(5bps)
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	-	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	-	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.97%	5.01%	6.73%	nm	nm
Third party customer funding rate (1)	(2.10%)	(3.15%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	219.6	26.5	246.0	na	527.6
Net interest margin (1)	2.31%	2.30%	2.12%	na	2.10%

nm - not meaningful, na - not applicable

(1)       Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(2)       Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

Risk and capital management
Certain disclosures in the Risk and capital management section are within the scope of EY's review report and are marked as 'reviewed' in the section header.

Credit risk
Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts.

Economic loss drivers (reviewed)
Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most significant economic loss drivers for material portfolios are shown in the table below:
Portfolio	Economic loss drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios
At 30 June 2025, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios.

For 30 June 2025, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage to current risks faced by the economy and consider varying outcomes across the labour market, inflation, interest rate, asset price and economic growth, around which there remains pronounced levels of uncertainty.

Since 31 December 2024, the near-term economic growth outlook has weakened. This was mainly due to the weaker economic performance in the second half of 2024 and the drag from international trade policy related uncertainty. Inflation has risen, with underlying price pressure remaining firm, particularly on services inflation. As a result, inflation is assumed to remain a little higher than 3% through most of 2025, taking longer to fall back to the target level of 2%. The labour market has continued to cool. The unemployment rate peak is now assumed to be modestly higher than at 31 December 2024, but it is still expected to remain low. The Bank of England is expected to continue cutting interest rates in a 'gradual and careful' manner with an assumed terminal rate in the base case of 3.5%. The housing market continues to show signs of resilience, with prices still expected to grow modestly.

High level narrative - potential developments, vulnerabilities and risks
Growth	Outperformance sustained - the economy continues to grow at a robust pace	Upside
	Steady growth - staying close to trend pace but with some near-term slowdown	Base case
	Stalling - lagged effect of higher inflation and cautious consumer amidst global trade policy and geopolitical uncertainty stalls the rebound	Downside
	Extreme stress - extreme fall in GDP, with policy support to facilitate sharp recovery	Extreme downside
Inflation	Sticky - strong growth and/or wage policies and/or interest rate cuts keep services inflation well above target	Upside
	Battle won - Beyond near-term volatility, downward drift in services inflation continues, ensuring 2% target is met on a sustained basis	Base case
	Structural factors - sustained bouts of energy, food and goods price inflation on geopolitics/deglobalisation	Downside
	Close to deflation - inflationary pressures diminish amidst pronounced weakness in demand	Extreme downside
Labour market	Tighter, still - job growth rebounds strongly, pushing unemployment back down to 3.5%	Upside
	Cooling continues - gradual loosening prompts a gentle rise in unemployment (but remains low), job growth recovers	Base case
	Job shedding - prolonged weakness in economy prompts redundancies, reduced hours, building slack	Downside
	Depression - unemployment hits levels close to previous peaks amid severe stress	Extreme downside
Rates short-term	Limited cuts - higher growth and inflation keeps the Monetary Policy Committee cautious	Upside
	Steady - approximately one cut per quarter	Base case
	Mid-cycle quickening - sharp declines through 2025 to support recovery	Downside
	Sharp drop - drastic easing in policy to support a sharp deterioration in the economy	Extreme downside
	Above consensus - 4%	Upside
Rates long-term	Middle - 3.5%	Base case
Close to 2010s - 1-2%/2.5%		Downside/Extreme downside

Risk and capital management continued

Credit risk continued
Economic loss drivers (reviewed)
Main macroeconomic variables
The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the table below.

	30 June 2025					31 December 2024
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	2.1	1.3	0.6	(0.1)	1.2	2.0	1.3	0.5	(0.2)	1.1
Unemployment rate	3.8	4.6	5.4	7.1	4.9	3.6	4.3	5.0	6.7	4.6
House price index	5.7	3.4	0.5	(4.3)	2.5	5.8	3.5	0.8	(4.3)	2.7
Commercial real estate price	6.1	2.0	(0.3)	(4.8)	1.8	5.4	1.2	(1.0)	(5.7)	1.1
Consumer price index	2.4	2.2	3.7	1.7	2.5	2.4	2.2	3.5	1.6	2.4
Bank of England base rate	4.1	3.6	2.5	1.2	3.2	4.4	4.0	3.0	1.6	3.6
Stock price index	5.2	3.8	2.6	0.7	3.5	6.3	5.0	3.4	1.1	4.5
World GDP	3.7	3.0	2.3	1.4	2.8	3.8	3.2	2.5	1.6	3.0
Probability weight	21.7	45.0	20.7	12.6		23.2	45.0	19.1	12.7

(1)       The five-year summary runs from 2025-2029 for 30 June 2025 and from 2024-2028 for 31 December 2024.

(2)       The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

Risk and capital management continued

Credit risk continued

Economic loss drivers (reviewed)

Climate transition
Since 2023, NatWest Group explicitly includes assumptions about the changes in transition policy, expressed as an additional implicit sectoral carbon price, in the base case macroeconomic scenario. At 30 June 2025, this resulted in climate transition policy contributing £9 million to the total ECL, comparable with a contribution of £8 million at the end of 2024.

In 2025, NatWest Group has individually assessed 50 active and potential transition policies that have a significant impact on the cost of emissions and converted them into equivalent sectoral carbon prices, calculated as the cost per tonne of the emissions abated, as a result of each policy. This approach enables NatWest Group to estimate an aggregate macroeconomic impact of the transition policies, and as a result, ECL contribution.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour changes, to enable the UK's successful transition to net zero. Policy delays and the risks outlined in the UK CCC annual Progress Reports, if not adequately addressed in a timely manner, put at risk the UK's net zero transition and in turn, that of NatWest Group and its customers.

Probability weightings of scenarios

NatWest Group's quantitative approach to IFRS 9 multiple economic scenarios involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 30 June 2025.

The approach involves comparing GDP paths for NatWest Group's scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. The probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The weights were broadly comparable to those used at 31 December 2024 but with slightly more downside skew. The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy as global trade policy uncertainty increased, and geopolitical risks remained elevated. US trade policy remains a key area of uncertainty for the economy. NatWest Group is comfortable that the adjustments made to the base case view reflect much of the adverse economic impacts from tariffs, while the downside scenarios give good coverage to the potential for more significant economic damage, including higher inflation and downturns in business investment and consumer spending. Given the balance of risks that the economy is exposed to, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 21.7% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 20.7% weighting applied to the downside scenario and a 12.6% weighting applied to the extreme downside scenario.

Risk and capital management continued

Credit risk continued

Economic loss drivers (reviewed)

Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
GDP - annual growth	%	%	%	%	%
2025	1.4	1.1	1.0	(0.8)	0.9
2026	2.9	1.1	(0.2)	(3.6)	0.6
2027	2.9	1.5	(0.4)	1.3	1.4
2028	1.8	1.4	0.9	1.4	1.4
2029	1.6	1.4	1.6	1.4	1.5
2030	1.5	1.4	1.5	1.4	1.4

Unemployment rate
- annual average
2025	4.5	4.6	4.7	4.8	4.6
2026	3.7	4.7	5.4	7.0	4.9
2027	3.5	4.6	5.8	8.4	5.1
2028	3.5	4.5	5.6	7.9	4.9
2029	3.6	4.5	5.3	7.3	4.8
2030	3.6	4.4	5.1	6.7	4.7

House price index
- four quarter change
2025	4.1	3.5	(0.3)	(2.6)	2.1
2026	7.9	3.4	(2.2)	(11.9)	1.4
2027	5.8	3.4	(2.7)	(15.9)	0.8
2028	5.2	3.4	3.6	4.2	4.0
2029	5.6	3.4	4.3	6.5	4.4
2030	5.5	3.4	4.2	6.2	4.3

Commercial real estate price
- four quarter change
2025	10.6	2.3	(2.0)	(10.5)	1.6
2026	6.3	2.3	(6.5)	(24.8)	(1.5)
2027	5.7	2.6	2.2	4.1	3.4
2028	4.7	1.5	2.6	5.8	2.9
2029	3.3	1.6	2.5	5.5	2.6
2030	3.0	1.4	2.5	5.3	2.4

				Extreme	Weighted
Consumer price index	Upside	Base case	Downside	downside	average
- four quarter change	%	%	%	%	%
2025	3.2	2.9	4.2	2.4	3.2
2026	2.7	2.2	5.8	0.7	2.9
2027	2.3	2.0	3.0	1.6	2.2
2028	2.0	2.0	2.8	2.0	2.2
2029	2.0	2.0	2.5	2.0	2.1
2030	2.0	2.0	2.5	2.0	2.1

Bank of England base rate
- annual average
2025	4.32	4.21	4.07	3.58	4.12
2026	4.00	3.52	2.25	0.11	2.93
2027	4.00	3.50	2.00	0.30	2.89
2028	4.00	3.50	2.00	0.64	2.94
2029	4.00	3.50	2.00	1.47	3.04
2030	4.00	3.50	2.44	2.03	3.20

Stock price index
- four quarter change
2025	9.7	6.1	(3.1)	(19.3)	1.8
2026	5.7	3.3	(0.9)	(9.5)	1.7
2027	4.0	3.3	5.8	14.0	4.9
2028	3.5	3.3	5.8	12.3	4.7
2029	3.1	3.3	5.8	11.0	4.5
2030	3.3	3.3	5.8	10.1	4.5

Risk and capital management continued

Credit risk continued

Economic loss drivers (reviewed)

Worst points
			Extreme		Weighted
	Downside		downside		average
30 June 2025%		Quarter	%	Quarter	%
GDP	-	Q2 2027	(4.8)	Q2 2026	-
Unemployment rate - peak	5.8	Q2 2027	8.5	Q3 2027	5.1
House price index	(5.0)	Q4 2027	(28.0)	Q1 2028	-
Commercial real estate price	(8.4)	Q4 2026	(33.5)	Q1 2027	-
Consumer price index
- highest four quarter change	6.1	Q3 2026	3.2	Q2 2025	3.3
Bank of England base rate
- extreme level	2.0	Q1 2025	0.1	Q1 2025	2.9
Stock price index	(6.6)	Q2 2026	(32.1)	Q2 2026	-

31 December 2024
GDP	-	Q1 2024	(4.1)	Q4 2025	-
Unemployment rate - peak	5.6	Q4 2026	8.5	Q1 2027	4.9
House price index	(1.9)	Q2 2027	(25.6)	Q3 2027	-
Commercial real estate price	(10.5)	Q2 2026	(35.0)	Q3 2026	(1.8)
Consumer price index
- highest four quarter change	6.1	Q1 2026	3.5	Q1 2024	3.5
Bank of England base rate
- extreme level	2.0	Q1 2024	0.1	Q1 2024	2.9
Stock price index	(0.2)	Q4 2025	(27.4)	Q4 2025	-

(1)     The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2024 for 30 June 2025 scenarios and Q4 2023 for 31 December 2024 scenarios.

Governance and post model adjustments (reviewed)

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group's model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to review, challenge and approval through model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group's ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both Personal and Non-Personal) that are likely to be more susceptible to high inflation, high interest rates and supply chain disruption.

Risk and capital management continued

Credit risk continued

Governance and post model adjustments (reviewed)

ECL post model adjustments

The table below shows ECL post model adjustments.
	Retail Banking		Private Banking &	Commercial &
	Mortgages	Other	Wealth Management	Institutional	Total
30 June 2025	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	16	17
Economic uncertainty	55	30	7	142	234
Other adjustments	-	-	-	18	18
Total	55	30	8	176	269
Of which:
Stage 1	40	12	4	76	132
Stage 2	15	18	4	100	137
Stage 3	-	-	-	-	-

31 December 2024
Deferred model calibrations	-	-	1	18	19
Economic uncertainty	90	22	8	179	299
Other adjustments	-	-	-	18	18
Total	90	22	9	215	336
Of which:
Stage 1	58	9	5	94	166
Stage 2	26	13	4	119	162
Stage 3	6	-	-	2	8

Post model adjustments reduced since 31 December 2024, reflecting updates to post model adjustment parameters.

-
Retail Banking - As at 30 June 2025, the post model adjustments for economic uncertainty decreased to £85 million (31 December 2024 - £112 million). This reduction primarily reflected a revision to the cost of living post model adjustment, which reduced to £85 million (31 December 2024 - £105 million). This change was based on an updated review of back-testing default outcomes for higher-risk segments, consistent with the reduction in rate shock risk in the mortgage portfolio. Despite ongoing economic and geopolitical uncertainty, the Retail Banking portfolios demonstrated resilience, supported by a robust risk appetite. The cost of living post model adjustment continued to address the risk in segments of the Retail Banking portfolio that were more susceptible to affordability challenges. It focused on key affordability factors, including lower-income customers in fuel poverty, over-indebted borrowers, and customers vulnerable to higher mortgage rates.

-
Commercial & Institutional - As at 30 June 2025, the post model adjustment for economic uncertainty decreased to £142 million (31 December 2024 - £179 million). The inflation, supply chain and liquidity post model adjustment of £122 million (31 December 2024 - £150 million) for lending prior to 1 January 2024, remained the largest component of this adjustment. Downgrades to risk profiles were applied to the sectors that were considered most at risk from the current economic and geopolitical headwinds. The £27 million decrease reflected improved risk metrics along with reduced exposure in the portfolio subject to the adjustment.

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (reviewed)

The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated.

In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgemental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section) on the basis these would be re-evaluated by management through ECL governance for any new economic scenario outlook and not be subject to an automated calculation. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable.

In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2025.

Scenario impacts on significant increase in credit risk (SICR) should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty - default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group's core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (reviewed)
			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2025	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	171,904	173,172	175,663	170,228	159,515
Retail Banking - unsecured	10,677	10,796	11,132	10,502	9,508
Non-Personal - property	29,450	29,539	29,587	29,444	27,053
Non-Personal - non-property	138,575	138,975	139,344	138,554	121,078
	350,606	352,482	355,726	348,728	317,154
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	50	50	50	48	41
Retail Banking - unsecured	227	231	224	227	210
Non-Personal - property	76	61	52	78	169
Non-Personal - non-property	192	170	160	195	311
	545	512	486	548	731
Stage 1 coverage
Retail Banking - mortgages	0.03%	0.03%	0.03%	0.03%	0.03%
Retail Banking - unsecured	2.13%	2.14%	2.01%	2.16%	2.21%
Non-Personal - property	0.26%	0.21%	0.18%	0.26%	0.62%
Non-Personal - non-property	0.14%	0.12%	0.11%	0.14%	0.26%
	0.16%	0.15%	0.14%	0.16%	0.23%
Stage 2 modelled loans (£m)
Retail Banking - mortgages	21,320	20,052	17,561	22,996	33,709
Retail Banking - unsecured	3,381	3,262	2,926	3,556	4,550
Non-Personal - property	3,206	3,117	3,069	3,212	5,603
Non-Personal - non-property	12,199	11,799	11,430	12,220	29,696
	40,106	38,230	34,986	41,984	73,558
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	51	46	38	57	99
Retail Banking - unsecured	374	358	310	398	530
Non-Personal - property	59	51	46	60	131
Non-Personal - non-property	246	223	199	251	519
	730	678	593	766	1,279
Stage 2 coverage
Retail Banking - mortgages	0.24%	0.23%	0.22%	0.25%	0.29%
Retail Banking - unsecured	11.06%	10.97%	10.59%	11.19%	11.65%
Non-Personal - property	1.84%	1.64%	1.50%	1.87%	2.34%
Non-Personal - non-property	2.02%	1.89%	1.74%	2.05%	1.75%
	1.82%	1.77%	1.69%	1.82%	1.74%
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	193,224	193,224	193,224	193,224	193,224
Retail Banking - unsecured	14,058	14,058	14,058	14,058	14,058
Non-Personal - property	32,656	32,656	32,656	32,656	32,656
Non-Personal - non-property	150,774	150,774	150,774	150,774	150,774
	390,712	390,712	390,712	390,712	390,712

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2025	Actual	scenario	scenario	scenario	scenario
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	101	96	88	105	140
Retail Banking - unsecured	601	589	534	625	740
Non-Personal - property	135	112	98	138	300
Non-Personal - non-property	438	393	359	446	830
	1,275	1,190	1,079	1,314	2,010
Stage 1 and Stage 2 coverage
Retail Banking - mortgages	0.05%	0.05%	0.05%	0.05%	0.07%
Retail Banking - unsecured	4.28%	4.19%	3.80%	4.45%	5.26%
Non-Personal - property	0.41%	0.34%	0.30%	0.42%	0.92%
Non-Personal - non-property	0.29%	0.26%	0.24%	0.30%	0.55%
	0.33%	0.30%	0.28%	0.34%	0.51%
Reconciliation to Stage 1 and
Stage 2 ECL (£m)
ECL on modelled exposures	1,275	1,190	1,079	1,314	2,010
ECL on non-modelled exposures	114	115	115	115	115
Total Stage 1 and Stage 2 ECL (£m)	1,389	1,305	1,194	1,429	2,125
Variance to actual total Stage 1 and
Stage 2 ECL (£m)	-	(84)	(195)	40	736
Reconciliation to Stage 1 and
Stage 2 flow exposures (£m)
Modelled loans	390,712	390,712	390,712	390,712	390,712
Non-modelled loans	23,392	23,392	23,392	23,392	23,392
Other asset classes	154,647	154,647	154,647	154,647	154,647

(1)     Variations in future undrawn exposure values across the scenarios are modelled. However, the exposure position reported is that used to calculate modelled ECL as at 30 June 2025 and therefore does not include variation in future undrawn exposure values.

(2)     Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.

(3)     All simulations were run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2025. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure was unchanged under each scenario as the loan population was static.

(4)     Refer to the Economic loss drivers section for details of economic scenarios.

(5)     Refer to the NatWest Group 2024 Annual Report and Accounts for 31 December 2024 comparatives.

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL adequacy (reviewed)

-
If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £0.7 billion (approximately 53%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.

-
In the Non-Personal portfolio, there was a significant increase in ECL under the extreme downside scenario. The Non-Personal property ECL increase was mainly due to commercial real estate prices which showed negative growth until 2026 and significant deterioration in the stock index. The non-property increase was mainly due to GDP contraction and significant deterioration in the stock index.

-
Given the continued economic uncertainty, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.

-
As the effects of these economic risks evolve, there is a risk of further credit deterioration. However, the income statement effect of this should be mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2025.

-
There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in unemployment, GDP and stock price index.

-
The newly acquired Sainsbury's Bank portfolio (£2.2 billion in Stage 1 at 30 June 2025) with associated ECL of £0.1 billion was not included in the modelled sensitivity analysis.

Movement in ECL provision

The table below shows the main ECL provision movements during H1 2025.

ECL provision
£m
At 1 January 2025	3,425
Acquisitions	81
Changes in economic forecasts	10
Changes in risk metrics and exposure: Stage 1 and Stage 2	(27)
Changes in risk metrics and exposure: Stage 3	404
Judgemental changes: changes in post model adjustments for Stage 1,
Stage 2 and Stage 3	(67)
Write-offs and other	(176)
At 30 June 2025	3,650

-
During H1 2025, overall ECL increased following Non-Personal Stage 3 charges and an increase in good book ECL in the Personal portfolio, driven by the portfolio acquisition from Sainsbury's Bank.

-
For the Non-Personal portfolio, ECL increased from Stage 3 charges, driven by a small number of individual charges in the Commercial & Institutional portfolio. This was partially offset by post model adjustment releases in the good book.

-
In the Personal portfolio, default inflows were broadly stable in H1 2025. However, Stage 3 ECL and stock increased on all unsecured portfolios, with reduced debt sale activity. There was a reduction of Stage 3 ECL on mortgages related to an enhancement to the application of the definition of default, resulting in a £0.4 billion migration of loans from Stage 3 back to the good book.

-
Judgemental ECL post model adjustments decreased to £269 million (31 December 2024 - £336 million) and represented 7.4% of total ECL (31 December 2024 - 9.8%). This reflected revisions to the Retail Banking cost of living post model adjustment after regular back testing, and Non-Personal portfolio improvements in underlying risk profile. Refer to the Governance and post model adjustments section for further details.

Risk and capital management continued

Credit risk - Banking activities

Introduction

This section details the credit risk profile of NatWest Group's banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework (reviewed)

Refer to Note 7 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.
	30 June 2025			31 December 2024
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	588.2			567.2
In scope of IFRS 9 ECL framework	578.2			564.4
% in scope	98%			100%
Loans to customers - in scope - amortised cost	411.2	3.6	407.6	404.2	3.4	400.8
Loans to customers - in scope - FVOCI	0.1	-	0.1	-	-	-
Loans to banks - in scope - amortised cost	6.6	-	6.6	6.0	-	6.0
Total loans - in scope	417.9	3.6	414.3	410.2	3.4	406.8
Stage 1	371.9	0.6	371.3	363.8	0.6	363.2
Stage 2	40.2	0.7	39.5	40.5	0.8	39.7
Stage 3	5.8	2.3	3.5	5.9	2.0	3.9
Other financial assets - in scope - amortised cost	117.5	-	117.5	116.4	-	116.4
Other financial assets - in scope - FVOCI	42.8	-	42.8	37.8	-	37.8
Total other financial assets - in scope	160.3	-	160.3	154.2	-	154.2
Stage 1	159.5	-	159.5	153.4	-	153.4
Stage 2	0.8	-	0.8	0.8	-	0.8
Out of scope of IFRS 9 ECL framework	10.0	na	10.0	2.8	na	2.8
Loans to customers - out of scope - amortised cost	(0.5)	na	(0.5)	(0.5)	na	(0.5)
Loans to banks - out of scope - amortised cost	0.8	na	0.8	0.1	na	0.1
Other financial assets - out of scope - amortised cost	9.4	na	9.4	3.2	na	3.2
Other financial assets - out of scope - FVOCI	0.3	na	0.3	-	na	-

na = not applicable

The assets outside the scope of the IFRS 9 ECL framework were as follows:

-
Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £10.0 billion (31 December 2024 - £3.3 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.

-
Equity shares of £0.3 billion (31 December 2024 - £0.2 billion) as not within the IFRS 9 ECL framework by definition.

-
Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.4) billion (31 December 2024 - £(0.5) billion).

Contingent liabilities and commitments
Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £146.4 billion (31 December 2024 - £140.0 billion) comprised Stage 1 £135.7 billion (31 December 2024 - £129.8 billion); Stage 2 £9.9 billion (31 December 2024 - £9.4 billion); and Stage 3 £0.8 billion (31 December 2024 - £0.8 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2024 - £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.7 billion (31 December 2024 - £3.4 billion) included ECL for both on and off-balance sheet exposures.

Risk and capital management continued

Credit risk - Banking activities continued

Segment analysis - portfolio summary (reviewed)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &		Central			Banking &		Central	Banking &		Central
	Retail	Wealth	Commercial	items		Retail	Wealth	Commercial	items	Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	188,562	17,514	134,858	30,941	371,875	188,562	13,991	2,225	-	3,523	132,633	30,941
Stage 2	24,437	843	14,857	56	40,193	24,437	362	41	9	481	14,816	47
Stage 3	3,006	318	2,496	3	5,823	3,006	233	43	3	85	2,453	-
Of which: individual	-	243	1,279	-	1,522	-	158	5	-	85	1,274	-
Of which: collective	3,006	75	1,217	3	4,301	3,006	75	38	3	-	1,179	-
Total	216,005	18,675	152,211	31,000	417,891	216,005	14,586	2,309	12	4,089	149,902	30,988
ECL provisions (3)
Stage 1	360	15	258	15	648	360	3	2	-	12	256	15
Stage 2	425	9	306	1	741	425	1	-	-	8	306	1
Stage 3	1,128	42	1,090	1	2,261	1,128	22	16	-	20	1,074	1
Of which: individual	-	42	569	-	611	-	22	5	-	20	564	-
Of which: collective	1,128	-	521	1	1,650	1,128	-	11	-	-	510	1
Total	1,913	66	1,654	17	3,650	1,913	26	18	-	40	1,636	17
ECL provisions coverage (4)
Stage 1 (%)	0.19	0.09	0.19	0.05	0.17	0.19	0.02	0.09	-	0.34	0.19	0.05
Stage 2 (%)	1.74	1.07	2.06	1.79	1.84	1.74	0.28	-	-	1.66	2.07	2.13
Stage 3 (%)	37.52	13.21	43.67	33.33	38.83	37.52	9.44	37.21	-	23.53	43.78	-
Total	0.89	0.35	1.09	0.05	0.87	0.89	0.18	0.78	-	0.98	1.09	0.05
Impairment (releases)/losses
ECL charge/(release) (5)	226	1	154	1	382	226	3	-	-	(2)	154	1
Stage 1	18	(5)	(80)	-	(67)	18	-	(1)	-	(5)	(79)	-
Stage 2	139	3	23	-	165	139	1	-	-	2	23	-
Stage 3	69	3	211	1	284	69	2	1	-	1	210	1
Of which: individual	-	3	191	-	194	-	2	-	-	1	191	-
Of which: collective	69	-	20	1	90	69	-	1	-	-	19	1
Total	226	1	154	1	382	226	3	-	-	(2)	154	1
Amounts written-off	94	1	97	-	192	94	1	-	-	-	97	-
Of which: individual	-	1	60	-	61	-	1	-	-	-	60	-
Of which: collective	94	-	37	-	131	94	-	-	-	-	37	-
For the notes to this table refer to the following page.

Risk and capital management continued

Credit risk - Banking activities continued

Segment analysis - portfolio summary (reviewed)
						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &		Central			Banking &		Central	Banking &		Central
	Retail	Wealth	Commercial	items		Retail	Wealth	Commercial	items	Wealth	Commercial	items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Management	& Institutional	& other
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,366	17,155	128,988	35,312	363,821	182,366	13,726	2,226	-	3,429	126,762	35,312
Stage 2	24,242	844	15,339	49	40,474	24,242	352	42	-	492	15,297	49
Stage 3	3,268	322	2,340	-	5,930	3,268	251	52	-	71	2,288	-
Of which: individual	-	233	1,052	-	1,285	-	162	5	-	71	1,047
Of which: collective	3,268	89	1,288	-	4,645	3,268	89	47	-	-	1,241	-
Total	209,876	18,321	146,667	35,361	410,225	209,876	14,329	2,320	-	3,992	144,347	35,361
ECL provisions (3)
Stage 1	279	16	289	14	598	279	2	3	-	14	286	14
Stage 2	428	12	346	1	787	428	1	-	-	11	346	1
Stage 3	1,063	36	941	-	2,040	1,063	21	15	-	15	926	-
Of which: individual	-	36	415	-	451	-	21	7	-	15	408	-
Of which: collective	1,063	-	526	-	1,589	1,063	-	8	-	-	518	-
Total	1,770	64	1,576	15	3,425	1,770	24	18	-	40	1,558	15
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.09	0.22	0.04	0.16	0.15	0.01	0.13	-	0.41	0.23	0.04
Stage 2 (%)	1.77	1.42	2.26	2.04	1.94	1.77	0.28	-	-	2.24	2.26	2.04
Stage 3 (%)	32.53	11.18	40.21	-	34.40	32.53	8.37	28.85	-	21.13	40.47	-
Total	0.84	0.35	1.07	0.04	0.83	0.84	0.17	0.78	-	1.00	1.08	0.04
Half year ended 30 June 2024
Impairment (releases)/losses
ECL (release)/charge (5)	122	(11)	(57)	(6)	48	122	1	-	-	(12)	(57)	(6)
Stage 1	(166)	(9)	(182)	(7)	(364)	(166)	(1)	-	-	(8)	(182)	(7)
Stage 2	178	(3)	14	1	190	178	1	-	-	(4)	14	1
Stage 3	110	1	111	-	222	110	1	-	-	-	111	-
Of which: individual	-	1	79	-	80	-	1	-	-	-	79	-
Of which: collective	110	-	32	-	142	110	-	-	-	-	32	-
Total	122	(11)	(57)	(6)	48	122	1	-	-	(12)	(57)	(6)
Amounts written-off	270	-	99	-	369	270	-	1	-	-	98	-
Of which: individual	-	-	64	-	64	-	-	1	-	-	63	-
Of which: collective	270	-	35	-	305	270	-	-	-	-	35	-

(1)       The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £89.5 billion (31 December 2024 - £91.8 billion) and debt securities of £70.8 billion (31 December 2024 - £62.4 billion).
(2)       Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)       Includes £4 million (31 December 2024 - £4 million) related to assets classified as FVOCI and £0.1 billion (31 December 2024 - £0.1 billion) related to off-balance sheet exposures.
(4)       ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)       Includes a £1 million release (30 June 2024 - £6 million release) related to other financial assets, of which £0 million release (30 June 2024 - £5 million release) related to assets classified as FVOCI and includes a £10 million charge (30 June 2024 - £4 million release) related to contingent liabilities.

Risk and capital management continued

Credit risk - Banking activities continued

Segmental loans and impairment metrics (reviewed)

-
Retail Banking - Asset quality and arrears rates remained stable and within expectations for the first half of 2025. The overall increase in good book and total ECL coverage was driven by the acquisition of the Sainsbury's Bank portfolio which, in conjunction with continued organic growth on cards and personal loan portfolios, increased the unsecured portfolio mix. The ECL coverage levels on the Sainsbury's Bank portfolio reflected its strong book quality. Good book coverage on the existing Retail Banking book decreased, reflecting stable portfolio arrears and default trends, as well as resilience to affordability risk concerns. This resilience was notably supported by the reduction in the cost of living post model adjustment on mortgages, supported by reduced default outcomes in at-risk segments. The ECL increases from the latest economic update were minimal. The reduction in Stage 3 ratios was influenced by both the acquisition of the Sainsbury's Bank portfolio on unsecured and an enhancement to the application of the definition of default used on mortgages. The latter resulted in a £0.4 billion migration of loans from Stage 3 back to the good book. Flow rates into Stage 3 remained consistent with 31 December 2024.

-
Commercial & Institutional - ECL coverage increased in the first half of the year reflecting a small number of individual charges in Stage 3. Despite the increase in Stage 3 charges compared to the first half of 2024, loan balances flowing into Stage 3 were marginally lower. Stage 3 charges were partially offset through good book releases from improved portfolio risk metrics and a reduction in post model adjustments. Increased loan balances combined with reducing good ECL drove reduced coverage in both Stage 1 and Stage 2. Write-offs were broadly consistent with the first half of 2024.

Risk and capital management continued

Credit risk - Banking activities continued

Sector analysis - portfolio summary (reviewed)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.
	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions	Sovereign	Total	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	213,336	8,137	11,439	232,912	112,911	70,884	1,184	184,979	417,891
- UK	213,323	8,137	11,439	232,899	98,210	46,126	491	144,827	377,726
- Other Europe	13	-	-	13	6,584	12,010	364	18,958	18,971
- RoW	-	-	-	-	8,117	12,748	329	21,194	21,194
Loans by stage	213,336	8,137	11,439	232,912	112,911	70,884	1,184	184,979	417,891
- Stage 1	189,743	6,011	9,024	204,778	95,737	70,335	1,025	167,097	371,875
- Stage 2	21,477	1,917	1,455	24,849	14,780	422	142	15,344	40,193
- Stage 3	2,116	209	960	3,285	2,394	127	17	2,538	5,823
- Of which: individual	138	-	25	163	1,222	120	17	1,359	1,522
- Of which: collective	1,978	209	935	3,122	1,172	7	-	1,179	4,301
Loans - past due analysis (2)	213,336	8,137	11,439	232,912	112,911	70,884	1,184	184,979	417,891
- Not past due	210,041	7,872	10,438	228,351	109,838	69,858	1,167	180,863	409,214
- Past due 1-30 days	1,559	61	78	1,698	1,802	1,007	-	2,809	4,507
- Past due 31-90 days	620	65	117	802	390	9	-	399	1,201
- Past due 90-180 days	368	52	108	528	98	-	-	98	626
- Past due >180 days	748	87	698	1,533	783	10	17	810	2,343
Loans - Stage 2	21,477	1,917	1,455	24,849	14,780	422	142	15,344	40,193
- Not past due	20,093	1,836	1,331	23,260	13,906	410	142	14,458	37,718
- Past due 1-30 days	1,082	36	42	1,160	540	3	-	543	1,703
- Past due 31-90 days	302	45	82	429	334	9	-	343	772
Weighted average life
- ECL measurement (years)	8	4	5	5	6	4	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.52	3.35	4.75	0.77	1.19	0.18	6.13	0.82	0.80
- Basel (%)	0.68	3.77	3.33	0.88	1.08	0.16	6.13	0.75	0.82
ECL provisions by geography	386	472	1,099	1,957	1,527	144	22	1,693	3,650
- UK	386	472	1,099	1,957	1,361	90	13	1,464	3,421
- Other Europe	-	-	-	-	106	10	-	116	116
- RoW	-	-	-	-	60	44	9	113	113
ECL provisions by stage	386	472	1,099	1,957	1,527	144	22	1,693	3,650
- Stage 1	59	128	178	365	232	37	14	283	648
- Stage 2	51	197	178	426	305	8	2	315	741
- Stage 3	276	147	743	1,166	990	99	6	1,095	2,261
- Of which: individual	12	-	15	27	482	96	6	584	611
- Of which: collective	264	147	728	1,139	508	3	-	511	1,650

For the notes to this table refer to page 32.

Risk and capital management continued

Credit risk - Banking activities continued

Sector analysis - portfolio summary (reviewed)
	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions	Sovereign	Total	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.18	5.80	9.61	0.84	1.35	0.20	1.86	0.92	0.87
- Stage 1 (%)	0.03	2.13	1.97	0.18	0.24	0.05	1.37	0.17	0.17
- Stage 2 (%)	0.24	10.28	12.23	1.71	2.06	1.90	1.41	2.05	1.84
- Stage 3 (%)	13.04	70.33	77.40	35.49	41.35	77.95	35.29	43.14	38.83
ECL (release)/charge	(86)	143	172	229	101	52	-	153	382
- UK	(86)	143	172	229	97	51	-	148	377
- Other Europe	-	-	-	-	3	2	-	5	5
- RoW	-	-	-	-	1	(1)	-	-	-
Amounts written-off	13	52	30	95	97	-	-	97	192
Loans by residual maturity	213,336	8,137	11,439	232,912	112,911	70,884	1,184	184,979	417,891
- ≤1 year	2,151	2,594	2,920	7,665	32,591	52,260	344	85,195	92,860
- >1 and ≤5 year	8,453	5,543	6,873	20,869	49,964	13,956	497	64,417	85,286
- >5 and ≤15 year	42,661	-	1,642	44,303	22,203	4,532	309	27,044	71,347
- >15 year	160,071	-	4	160,075	8,153	136	34	8,323	168,398
Other financial assets by asset quality (3)	-	-	-	-	4,584	25,530	130,211	160,325	160,325
- AQ1-AQ4	-	-	-	-	4,582	25,400	130,211	160,193	160,193
- AQ5-AQ8	-	-	-	-	2	130	-	132	132
Off-balance sheet	14,489	25,919	7,739	48,147	76,535	21,510	192	98,237	146,384
- Loan commitments	14,489	25,919	7,701	48,109	73,735	20,157	192	94,084	142,193
- Contingent liabilities	-	-	38	38	2,800	1,353	-	4,153	4,191
Off-balance sheet by asset quality (3)	14,489	25,919	7,739	48,147	76,535	21,510	192	98,237	146,384
- AQ1-AQ4	13,642	516	6,296	20,454	48,124	19,608	121	67,853	88,307
- AQ5-AQ8	836	25,021	1,391	27,248	28,030	1,858	16	29,904	57,152
- AQ9	1	13	23	37	26	-	55	81	118
- AQ10	10	369	29	408	355	44	-	399	807

For the notes to this table refer to page 32.

Risk and capital management continued

Credit risk - Banking activities continued

Sector analysis - portfolio summary (reviewed)
	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions	Sovereign	Total	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- UK	209,846	6,930	9,749	226,525	97,409	43,412	562	141,383	367,908
- Other Europe	-	-	-	-	6,311	14,747	766	21,824	21,824
- RoW	-	-	-	-	8,014	12,162	317	20,493	20,493
Loans by stage	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Stage 1	186,250	4,801	7,267	198,318	94,991	69,021	1,491	165,503	363,821
- Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Stage 3	2,535	176	860	3,571	2,279	59	21	2,359	5,930
- Of which: individual	141	-	26	167	1,046	51	21	1,118	1,285
- Of which: collective	2,394	176	834	3,404	1,233	8	-	1,241	4,645
Loans - past due analysis (2)	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Not past due	206,739	6,721	8,865	222,325	107,855	70,055	1,627	179,537	401,862
- Past due 1-30 days	1,404	50	70	1,524	2,530	211	-	2,741	4,265
- Past due 31-90 days	580	51	99	730	398	2	18	418	1,148
- Past due 90-180 days	408	41	96	545	139	49	-	188	733
- Past due >180 days	715	67	619	1,401	812	4	-	816	2,217
Loans - Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Not past due	19,939	1,889	1,521	23,349	13,485	1,228	133	14,846	38,195
- Past due 1-30 days	853	31	37	921	640	11	-	651	1,572
- Past due 31-90 days	269	33	64	366	339	2	-	341	707
Weighted average life
- ECL measurement (years)	8	4	6	6	6	2	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.51	3.23	4.59	0.76	1.24	0.16	5.51	0.86	0.80
- Basel (%)	0.68	3.65	3.18	0.87	1.11	0.15	4.16	0.76	0.82
ECL provisions by geography	462	381	969	1,812	1,504	90	19	1,613	3,425
- UK	462	381	969	1,812	1,335	37	12	1,384	3,196
- Other Europe	-	-	-	-	109	9	-	118	118
- RoW	-	-	-	-	60	44	7	111	111
ECL provisions by stage	462	381	969	1,812	1,504	90	19	1,613	3,425
- Stage 1	77	77	130	284	264	38	12	314	598
- Stage 2	60	186	183	429	344	12	2	358	787
- Stage 3	325	118	656	1,099	896	40	5	941	2,040
- Of which: individual	11	-	17	28	382	36	5	423	451
- Of which: collective	314	118	639	1,071	514	4	-	518	1,589

For the notes to this table refer to the following page.

Risk and capital management continued

Credit risk - Banking activities continued

Sector analysis - portfolio summary (reviewed)
	Personal				Non-Personal
		Credit	Other		Corporate	Financial
	Mortgages (1)	cards	personal	Total	and other	institutions	Sovereign	Total	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.22	5.50	9.94	0.80	1.35	0.13	1.16	0.88	0.83
- Stage 1 (%)	0.04	1.60	1.79	0.14	0.28	0.06	0.80	0.19	0.16
- Stage 2 (%)	0.28	9.52	11.28	1.74	2.38	0.97	1.50	2.26	1.94
- Stage 3 (%)	12.82	67.05	76.28	30.78	39.32	67.80	23.81	39.89	34.40

Half year ended 30 June 2024
ECL (release)/charge (4)	(19)	51	91	123	(95)	19	1	(75)	48
- UK	(19)	51	91	123	(82)	(4)	-	(86)	37
- Other Europe	-	-	-	-	(7)	(6)	-	(13)	(13)
- RoW	-	-	-	-	(6)	29	1.0	24	24
Amounts written-off (4)	9	38	224	271	98	-	-	98	369

31 December 2024
Loans by residual maturity	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- ≤1 year	3,367	3,903	3,186	10,456	34,929	54,971	822	90,722	101,178
- >1 and ≤5 year	11,651	3,027	5,551	20,229	48,075	10,967	488	59,530	79,759
- >5 and ≤15 year	45,454	-	1,006	46,460	20,623	4,270	298	25,191	71,651
- >15 year	149,374	-	6	149,380	8,107	113	37	8,257	157,637
Other financial assets by asset quality (3)	-	-	-	-	3,644	31,102	119,502	154,248	154,248
- AQ1-AQ4	-	-	-	-	3,639	30,743	119,502	153,884	153,884
- AQ5-AQ8	-	-	-	-	5	359	-	364	364
Off-balance sheet	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- Loan commitments	13,806	20,135	7,906	41,847	72,940	20,341	239	93,520	135,367
- Contingent liabilities	-	-	41	41	3,024	1,584	-	4,608	4,649
Off-balance sheet by asset quality (3)	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- AQ1-AQ4	12,951	510	6,568	20,029	47,896	20,063	155	68,114	88,143
- AQ5-AQ8	839	19,276	1,336	21,451	27,657	1,813	21	29,491	50,942
- AQ9	1	12	17	30	19	-	63	82	112
- AQ10	15	337	26	378	392	49	-	441	819

(1)       Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International personal products are reported in the UK, reflecting the country of lending origination and includes crown dependencies.

(2)       AQ bandings are based on Basel PDs and mapping as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

£0.4 billion (31 December 2024 - £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

Risk and capital management continued

Credit risk - Banking activities continued

Sector analysis - portfolio summary (reviewed)

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.
	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	204,778	24,849	3,285	232,912	48,109	38	365	426	1,166	1,957
Mortgages (1)	189,743	21,477	2,116	213,336	14,489	-	59	51	276	386
Credit cards	6,011	1,917	209	8,137	25,919	-	128	197	147	472
Other personal	9,024	1,455	960	11,439	7,701	38	178	178	743	1,099
Non-Personal	167,097	15,344	2,538	184,979	94,084	4,153	283	315	1,095	1,693
Financial institutions (2)	70,335	422	127	70,884	20,157	1,353	37	8	99	144
Sovereigns	1,025	142	17	1,184	192	-	14	2	6	22
Corporate and other	95,737	14,780	2,394	112,911	73,735	2,800	232	305	990	1,527
Of which:
Commercial real estate	16,855	1,274	368	18,497	6,637	161	64	26	135	225
Mobility and logistics	13,990	2,280	121	16,391	10,036	499	25	35	39	99
Consumer industries	12,882	2,592	445	15,919	10,891	517	32	71	202	305
Total	371,875	40,193	5,823	417,891	142,193	4,191	648	741	2,261	3,650

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,318	24,636	3,571	226,525	41,847	41	284	429	1,099	1,812
Mortgages (1)	186,250	21,061	2,535	209,846	13,806	-	77	60	325	462
Credit cards	4,801	1,953	176	6,930	20,135	-	77	186	118	381
Other personal	7,267	1,622	860	9,749	7,906	41	130	183	656	969
Non-Personal	165,503	15,838	2,359	183,700	93,520	4,608	314	358	941	1,613
Financial institutions (2)	69,021	1,241	59	70,321	20,341	1,584	38	12	40	90
Sovereigns	1,491	133	21	1,645	239	-	12	2	5	19
Corporate and other	94,991	14,464	2,279	111,734	72,940	3,024	264	344	896	1,504
Of which:	-	-	-	-			-	-	-	-
Commercial real estate	16,191	1,517	433	18,141	6,661	143	70	30	146	246
Mobility and logistics	13,363	2,384	148	15,895	9,367	595	26	35	67	128
Consumer industries	13,312	3,015	444	16,771	10,706	595	45	90	188	323
Total	363,821	40,474	5,930	410,225	135,367	4,649	598	787	2,040	3,425

(1)     As at 30 June 2025, £140.1 billion, 65.7%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2024 - £139.1 billion, 66.3%). Of which, 47.7% were rated as EPC A to C (31 December 2024 - 46.3%).

(2)     Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

Risk and capital management continued

Credit risk - Banking activities continued

Non-Personal forbearance (reviewed)

The table below shows Non-Personal forbearance, Heightened Monitoring and Risk of Credit Loss by sector. This table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

	Corporate and	Financial
	other	institutions	Sovereign	Total
30 June 2025	£m	£m	£m	£m
Forbearance (flow)	2,287	66	14	2,367
Forbearance (stock)	4,267	117	14	4,398
Heightened Monitoring and Risk of Credit Loss	5,812	88	1	5,901

31 December 2024
Forbearance (flow)	3,359	119	18	3,496
Forbearance (stock)	4,556	106	18	4,680
Heightened Monitoring and Risk of Credit Loss	5,931	150	1	6,082

Risk and capital management continued

Credit risk - Banking activities continued

-
Loans by geography and sector - In line with NatWest Group's strategic focus, exposures continued to be mainly in the UK.

-
Loans by stage - The increase in Stage 1, reflected the growth in Personal lending on both mortgages and unsecured lending, alongside the acquisition of the Sainsbury's Bank portfolio. Stage 2 balances remained stable compared to 31 December 2024. Similarly, Stage 3 balances remained stable overall, with a modest increase in Non-Personal Stage 3 balance, due to a small number of defaults, spread across different sectors. This was largely offset by the reduction seen in Personal mortgages, due to an enhancement to the application of the definition of default used on mortgages, resulting in a migration of loans back to the good book.

-
Loans - Past due analysis - Within the Personal portfolio, arrears balances increased during H1 2025, however, this was in line with expectations following periods of balance growth. Arrears inflow rates remained stable. In Non-Personal, the total level of past due loans was broadly stable since 31 December 2024, but with some offsetting movements in early arrears by sector. Stage 2 loans past due reduced, in line with overall Stage 2 reductions.

-
Weighted average 12 months PDs - Both IFRS 9 and Basel PDs remained broadly stable during the year. In Non-Personal, some reductions were observed in IFRS 9 PDs in the corporate portfolio due to economic and portfolio improvements. PDs in sovereigns increased due to new lending, which is fully backed by government guarantees.

-
ECL provisions by stage and ECL provisions coverage - Overall provisions coverage increased since 31 December 2024, following a small number of individual Stage 3 charges in Non-Personal and an increase in good book ECL coverage in the Personal portfolio. This was driven by the portfolio acquisition from Sainsbury's Bank which increased the unsecured mix of the Personal portfolio. Reductions in judgemental post model adjustments mitigated the effect of some of these ECL increases.

-
ECL charge - The H1 2025 impairment charge of £382 million, primarily reflected a small number of individual charges in the Commercial & Institutional portfolio alongside the initial ECL cost from the portfolio acquisition from Sainsbury's Bank within Personal. This was partially offset by post model adjustment releases in the good book and the ECL release on Personal, with the migration of assets back to the good book from Stage 3, following an enhancement to the application of the definition of default used on mortgages.

-
Loans by residual maturity - In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Non-Personal, most loans mature in less than five years.

-
Other financial assets by asset quality - Consisting almost entirely of balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.

-
Off-balance sheet exposures by asset quality - In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. The off-balance sheet commitments for credit cards increased due to the Sainsbury's Bank portfolio acquisition. In Non-Personal, off-balance sheet exposure consisted primarily of undrawn loan commitments to customers along with contingent liabilities. The AQ band split of off-balance sheet exposures broadly mirrored the drawn loans portfolio for non-defaulted exposures.

-
Non-Personal problem debt - Exposures in the Problem Debt Management framework reduced during H1 2025 due to some corporate customers moving out of the framework. There was no change in the reasons for customers moving into the Problem Debt Management framework, with trading issues and cash/liquidity being the main drivers.

-
Non-Personal forbearance - Exposures classified as forborne reduced marginally across multiple sectors, leading to lower stock values in corporates. A portion of forbearance flows related to cases in Customer Lending Services subject to repeated forbearance.

Risk and capital management continued

Credit risk - Banking activities continued

Personal portfolio (reviewed)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).
	30 June 2025					31 December 2024
		Private					Private
		Banking					Banking
	Retail	& Wealth	Commercial	Central items		Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	198,260	12,871	2,160	13	213,304	194,865	12,826	2,161	-	209,852
Of which:
Owner occupied	179,036	11,475	1,466	12	191,989	176,137	11,348	1,457	-	188,942
Buy-to-let	19,224	1,396	694	1	21,315	18,728	1,478	704	-	20,910
Interest only	21,919	11,371	424	-	33,714	22,186	11,276	437	-	33,899
Mixed (1)	10,333	33	4	-	10,370	10,384	40	8	-	10,432
ECL provisions (2)	363	13	10	-	386	440	12	10	-	462
Other personal lending (3)	17,774	1,479	233	-	19,486	15,045	1,301	242	-	16,588
ECL provisions (2)	1,551	13	3	-	1,567	1,330	12	3	-	1,345
Total personal lending	216,034	14,350	2,393	13	232,790	209,910	14,127	2,403	-	226,440
Mortgage LTV ratios
Owner occupied	56%	59%	57%	49%	56%	56%	59%	56%	-	56%
Stage 1	56%	59%	56%	-	56%	56%	59%	55%	-	56%
Stage 2	55%	58%	57%	34%	55%	55%	61%	56%	-	55%
Stage 3	50%	62%	65%	91%	51%	50%	64%	74%	-	51%
Buy-to-let	53%	60%	55%	35%	54%	53%	60%	52%	-	53%
Stage 1	54%	60%	54%	-	54%	54%	60%	51%	-	54%
Stage 2	52%	57%	54%	35%	52%	52%	57%	55%	-	52%
Stage 3	52%	57%	66%	35%	54%	52%	56%	59%	-	53%
Gross new mortgage lending	15,991	745	125	-	16,861	26,440	1,395	257	-	28,092
Of which:
Owner occupied	14,834	701	90	-	15,625	25,300	1,266	183	-	26,749
- LTV > 90%	818	-	-	-	818	888	-	-	-	888
Weighted average LTV (4)	71%	66%	61%	-	71%	70%	63%	71%	-	70%
Buy-to-let	1,157	44	35	-	1,236	1,140	129	74	-	1,343
Weighted average LTV (4)	62%	62%	61%	-	62%	61%	62%	56%	-	61%
Interest only	1,182	677	19	-	1,878	1,575	1,238	42	-	2,855
Mixed (1)	520	-	1	-	521	1,150	-	1	-	1,151

For the notes to this table refer to the following page.

Risk and capital management continued

Credit risk - Banking activities continued

Personal portfolio (reviewed) continued

	30 June 2025					31 December 2024
		Private					Private
		Banking					Banking
	Retail	& Wealth	Commercial	Central items		Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
Mortgage forbearance	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Forbearance flow (5)	196	12	1	-	209	473	8	6	-	487
Forbearance stock	1,764	14	12	1	1,791	1,680	20	15	-	1,715
Current	1,270	3	4	-	1,277	1,214	9	10	-	1,233
1-3 months in arrears	159	11	1	-	171	146	9	-	-	155
> 3 months in arrears	335	-	7	1	343	320	2	5	-	327

(1)     Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)     Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3)     Comprises unsecured lending except for Private Banking & Wealth Management, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)     New mortgage lending LTV reflects the LTV at the time of lending.
(5)     Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

Risk and capital management continued

Credit risk - Banking activities continued

Personal portfolio (reviewed)

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.
	Mortgages				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	66,045	8,771	965	75,781	16	13	126	155	-	0.1	13.1	0.2
>50% and ≤70%	63,404	7,796	684	71,884	21	19	86	126	-	0.2	12.6	0.2
>70% and ≤80%	25,372	2,496	145	28,013	10	9	19	38	-	0.4	13.1	0.1
>80% and ≤90%	17,133	1,806	80	19,019	7	9	13	29	-	0.5	16.3	0.2
>90% and ≤100%	2,873	243	19	3,135	1	1	4	6	-	0.4	21.1	0.2
>100%	11	2	9	22	-	-	5	5	-	-	55.6	22.7
Total with LTVs	174,838	21,114	1,902	197,854	55	51	253	359	-	0.2	13.3	0.2
Other	404	1	1	406	3	-	1	4	0.7	-	100.0	1.0
Total	175,242	21,115	1,903	198,260	58	51	254	363	-	0.2	13.3	0.2

31 December 2024
≤50%	64,040	8,344	1,159	73,543	21	16	153	190	-	0.2	13.2	0.3
>50% and ≤70%	61,739	7,741	855	70,335	29	23	104	156	-	0.3	12.2	0.2
>70% and ≤80%	25,022	2,361	173	27,556	13	9	22	44	0.1	0.4	12.7	0.2
>80% and ≤90%	16,718	1,769	85	18,572	9	9	13	31	0.1	0.5	15.3	0.2
>90% and ≤100%	4,076	512	26	4,614	2	3	5	10	-	0.6	19.2	0.2
>100%	14	4	13	31	-	-	6	6	-	-	46.2	19.4
Total with LTVs	171,609	20,731	2,311	194,651	74	60	303	437	-	0.3	13.1	0.2
Other	212	1	1	214	2	-	1	3	0.9	-	100.0	1.4
Total	171,821	20,732	2,312	194,865	76	60	304	440	-	0.3	13.1	0.2

-
Mortgage balances increased during H1 2025 with continued strong new business in excess of redemptions. Unsecured balances increased, primarily driven by the acquisition of personal loans and credit cards from Sainsbury's Bank, as well as underlying credit card growth.

-
In line with wider market trends, new business in the mortgage portfolio was accelerated in Q1 2025, ahead of stamp duty changes introduced on 1 April 2025. LTV for new business did therefore increase with a lower proportion of remortgage new business. Overall portfolio LTV remained stable, with house price growth reflected in the Office for National Statistics house price indices and a reduction in redemptions compared to 2024.

-
Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.

Risk and capital management continued

Credit risk - Banking activities continued

Commercial real estate (CRE) (reviewed)

CRE LTV distribution by stage

The table below shows CRE gross loans and related ECL by LTV band.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,393	200	51	7,644	25	4	8	37	0.3	2.0	15.7	0.5
>50% and ≤60%	4,166	165	40	4,371	19	4	4	27	0.5	2.4	10.0	0.6
>60% and ≤70%	689	76	23	788	3	2	7	12	0.4	2.6	30.4	1.5
>70% and ≤100%	298	122	51	471	1	4	17	22	0.3	3.3	33.3	4.7
>100%	122	8	113	243	1	-	57	58	0.8	-	50.4	23.9
Total with LTVs	12,668	571	278	13,517	49	14	93	156	0.4	2.5	33.5	1.2
Total portfolio
average LTV	46%	59%	105%	48%
Other investment (1)	2,169	335	37	2,541	5	5	15	25	0.2	1.5	40.5	1.0
Investment	14,837	906	315	16,058	54	19	108	181	0.4	2.1	34.3	1.1
Development and
other (2)	2,018	368	53	2,439	10	7	27	44	0.5	1.9	50.9	1.8
Total	16,855	1,274	368	18,497	64	26	135	225	0.4	2.0	36.7	1.2

31 December 2024
≤50%	7,334	380	48	7,762	28	6	7	41	0.4	1.6	14.6	0.5
>50% and ≤60%	3,829	169	53	4,051	19	5	9	33	0.5	3.0	17.0	0.8
>60% and ≤70%	584	198	34	816	3	5	8	16	0.5	2.5	23.5	2.0
>70% and ≤100%	312	83	79	474	2	4	21	27	0.6	4.8	26.6	5.7
>100%	139	8	119	266	1	-	56	57	0.7	-	47.1	21.4
Total with LTVs	12,198	838	333	13,369	53	20	101	174	0.4	2.4	30.3	1.3
Total portfolio
average LTV	46%	51%	102%	48%
Other investment (1)	2,132	348	41	2,521	6	6	15	27	0.3	1.7	36.6	1.1
Investment	14,330	1,186	374	15,890	59	26	116	201	0.4	2.2	31.0	1.3
Development and
other (2)	1,861	331	59	2,251	11	4	30	45	0.6	1.2	50.8	2.0
Total	16,191	1,517	433	18,141	70	30	146	246	0.4	2.0	33.7	1.4

(1)     Relates mainly to business banking and unsecured corporate lending.
(2)     Related to the development of commercial residential properties, along with CRE activities that are not strictly investment or development. LTV is not a meaningful measure for this type of lending activity.

-
Overall - The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.

-
2025 trends - There was strong growth in the residential sector, with other CRE sectors remaining broadly flat. LTV profile remained stable.

-
Credit quality - Credit quality improved, with fewer exposures in the Problem Debt Management framework, and the average portfolio probability of default holding steady.

-
Risk appetite - Lending appetite is subject to regular review.

Risk and capital management continued

Credit risk - Banking activities continued

Flow statements (reviewed)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

-
Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.

-
Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.

-
Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.

-
Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.

-
Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.

-
There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.

-
The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.

-
All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL, with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	515,556	598	42,165	787	5,901	2,040	563,622	3,425
Currency translation and other adjustments	(2,318)	-	(28)	-	87	94	(2,259)	94
Transfers from Stage 1 to Stage 2	(18,664)	(104)	18,664	104	-	-	-	-
Transfers from Stage 2 to Stage 1	15,135	215	(15,135)	(215)	-	-	-	-
Transfers to Stage 3	(282)	(3)	(1,342)	(131)	1,624	134	-	-
Transfers from Stage 3	80	9	744	30	(824)	(39)	-	-
Net re-measurement of ECL on stage transfer		(148)		277		274		403
Changes in risk parameters		(73)		(14)		148		61
Other changes in net exposure	17,488	154	(3,312)	(97)	(857)	(121)	13,319	(64)
Other (P&L only items)		-		(1)		(17)		(18)
Income statement (releases)/charges		(67)		165		284		382
Transfers to disposal groups and fair value	-	-	-	-	-	-	-	-
Amounts written-off	-	-	-	-	(192)	(192)	(192)	(192)
Unwinding of discount		-		-		(77)		(77)
At 30 June 2025	526,995	648	41,756	741	5,739	2,261	574,490	3,650
Net carrying amount	526,347		41,015		3,478		570,840
At 1 January 2024	504,345	709	40,294	976	5,621	1,960	550,260	3,645
2024 movements	(6,334)	(124)	(1,643)	(174)	90	(4)	(7,887)	(302)
At 30 June 2024	498,011	585	38,651	802	5,711	1,956	542,373	3,343
Net carrying amount	497,426		37,849		3,755		539,030

Risk and capital management continued

Credit risk - Banking activities continued

Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	171,333	76	20,992	60	2,303	305	194,628	441
Currency translation and other adjustments	-	-	-	-	52	51	52	51
Transfers from Stage 1 to Stage 2	(8,422)	(11)	8,422	11	-	-	-	-
Transfers from Stage 2 to Stage 1	6,890	11	(6,890)	(11)	-	-	-	-
Transfers to Stage 3	(8)	-	(453)	(4)	461	4	-	-
Transfers from Stage 3	16	-	625	10	(641)	(10)	-	-
Net re-measurement of ECL on stage transfer		(2)		-		4		2
Changes in risk parameters		(13)		(12)		30		5
Other changes in net exposure	4,092	(3)	(1,359)	(3)	(271)	(80)	2,462	(86)
Other (P&L only items)		-		-		(10)		(10)
Income statement (releases)/charges		(18)		(15)		(56)		(89)
Amounts written-off	-	-	-	-	(13)	(13)	(13)	(13)
Unwinding of discount		-		-		(37)		(37)
At 30 June 2025	173,901	58	21,337	51	1,891	254	197,129	363
Net carrying amount	173,843		21,286		1,637		196,766
At 1 January 2024	174,038	87	17,827	60	2,068	250	193,933	397
2024 movements	(7,045)	(38)	2,490	8	173	30	(4,382)	-
At 30 June 2024	166,993	49	20,317	68	2,241	280	189,551	397
Net carrying amount	166,944		20,249		1,961		189,154

-
ECL coverage for mortgages decreased during the first half of 2025, primarily driven by the reduction in economic uncertainty post model adjustments (supported by back-testing) and an enhancement to the application of the definition of default. The latter resulted in a £0.4 billion migration of loans from Stage 3 back to the good book.

-
PDs and Stage 3 inflows remained broadly stable, with the portfolio showing continued resilience during times when a number of customers have had affordability pressures.

-
The net flows into Stage 2 from Stage 1 were offset by a similar level of outflows from Stage 2 to Stage 1 and balance paydown in Stage 2, supporting a stable Stage 2 exposure population during 2025 to date.

-
The relatively small ECL cost for net re-measurement on transfer into Stage 3 included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.

-
Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

Risk and capital management continued

Credit risk - Banking activities continued

Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	4,523	76	2,034	186	162	117	6,719	379
Currency translation and other adjustments	-	-	-	-	3	3	3	3
Transfers from Stage 1 to Stage 2	(1,110)	(24)	1,110	24	-	-	-	-
Transfers from Stage 2 to Stage 1	675	55	(675)	(55)	-	-	-	-
Transfers to Stage 3	(16)	(1)	(99)	(35)	115	36	-	-
Transfers from Stage 3	2	1	5	2	(7)	(3)	-	-
Net re-measurement of ECL on stage transfer		(37)		95		42		100
Changes in risk parameters		9		17		9		35
Other changes in net exposure	1,594	47	(381)	(37)	(10)	(1)	1,203	9
Other (P&L only items)		-		-		(1)		(1)
Income statement (releases)/charges		19		75		49		143
Amounts written-off	-	-	-	-	(52)	(52)	(52)	(52)
Unwinding of discount		-		-		(5)		(5)
At 30 June 2025	5,668	126	1,994	197	211	146	7,873	469
Net carrying amount	5,542		1,797		65		7,404
At 1 January 2024	3,475	70	2,046	204	146	89	5,667	363
2024 movements	648	11	(224)	(16)	23	16	447	11
At 30 June 2024	4,123	81	1,822	188	169	105	6,114	374
Net carrying amount	4,042		1,634		64		5,740

-
Overall ECL for cards increased during 2025, driven primarily by the acquisition of Sainsbury's Bank credit card balances into Stage 1 (around £1 billion at 30 June 2025) alongside continued organic portfolio growth, reflecting strong customer demand, while sustaining robust risk appetite.

-
While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 was observed, with the typical maturation of lending after a period of strong growth in recent years.

-
Flow rates into Stage 3 were slightly higher in 2025 compared to 2024. This was linked to recent growth and portfolio maturation, but in line with expectations.

-
Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

Risk and capital management continued

Credit risk - Banking activities continued

Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	5,605	127	1,465	182	833	641	7,903	950
Currency translation and other adjustments	-	-	-	-	15	17	15	17
Transfers from Stage 1 to Stage 2	(998)	(44)	998	44	-	-	-	-
Transfers from Stage 2 to Stage 1	731	75	(731)	(75)	-	-	-	-
Transfers to Stage 3	(38)	(1)	(152)	(58)	190	59	-	-
Transfers from Stage 3	4	1	11	5	(15)	(6)	-	-
Net re-measurement of ECL on stage transfer		(49)		104		26		81
Changes in risk parameters		(13)		(7)		60		40
Other changes in net exposure	1,808	80	(179)	(18)	(49)	(24)	1,580	38
Other (P&L only items)		-		-		12		12
Income statement (releases)/charges		18		79		74		171
Amounts written-off	-	-	-	-	(29)	(29)	(29)	(29)
Unwinding of discount		-		-		(17)		(17)
At 30 June 2025	7,112	176	1,412	177	945	727	9,469	1,080
Net carrying amount	6,936		1,235		218		8,389
At 1 January 2024	5,240	149	1,657	238	963	758	7,860	1,145
2024 movements	477	(4)	(432)	(38)	(118)	(117)	(73)	(159)
At 30 June 2024	5,717	145	1,225	200	845	641	7,787	986
Net carrying amount	5,572		1,025		204		6,801

-
Total ECL increased, driven primarily by the acquisition of Sainsbury's Bank loan balances into Stage 1 (around £1.2 billion at 30 June 2025) alongside continued organic loan book growth.

-
Stable arrears performance was observed during 2025 to date, which is reflected in the good book ECL, with coverage levels showing a modest reduction since 31 December 2024.

-
Flow rates into Stage 3 remained stable during the first half of 2025, in line with broader portfolio trends on arrears, with overall Stage 3 balances increasing as a result of reduced debt sale activity.

-
Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

Risk and capital management continued

Credit risk - Banking activities continued

Flow statements (reviewed)
	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	62,575	175	11,450	273	1,562	659	75,587	1,107
Currency translation and other adjustments	(574)		(22)		9	2	(587)	2
Inter-group transfers	84		27	1	-	-	111	1
Transfers from Stage 1 to Stage 2	(5,494)	(19)	5,494	19	-	-	-	-
Transfers from Stage 2 to Stage 1	4,080	51	(4,080)	(51)	-	-	-	-
Transfers to Stage 3	(146)	(1)	(457)	(28)	603	29	-	-
Transfers from Stage 3	31	4	58	11	(89)	(15)	-	-
Net re-measurement of ECL on stage transfer		(42)		54		152		164
Changes in risk parameters		(33)		(7)		20		(20)
Other changes in net exposure	1,840	14	(990)	(33)	(326)	2	524	(17)
Other (P&L only items)		-		-		(17)		(17)
Income statement (releases)/charges		(61)		14		157		110
Amounts written-off	-				(86)	(86)	(86)	(86)
Unwinding of discount						(13)		(13)
At 30 June 2025	62,396	149	11,480	239	1,673	750	75,549	1,138
Net carrying amount	62,247		11,241		923		74,411
At 1 January 2024	61,402	226	12,275	344	1,454	602	75,131	1,172
2024 movements	1,914	(52)	(2,180)	(81)	6	9	(260)	(124)
At 30 June 2024	63,316	174	10,095	263	1,460	611	74,871	1,048
Net carrying amount	63,142		9,832		849		73,823

-
ECL increased in H1 2025 due to the impact of a small number of flows into default. The charge on those cases is seen through net re-measurement of ECL on stage transfer, reflecting the difference between good book ECL and defaulted ECL.

-
Performing ECL coverage decreased in line with ECL reductions in the portfolio book as risk metrics improved, in particular from point-in-time economics inputs, and reduced post model adjustments.

-
Stage 2 exposure levels were stable in the period as flows into Stage 2 were broadly offset through flows back to Stage 1, repayments, and flows into Stage 3.

Risk and capital management continued

Credit risk - Banking activities continued

Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	27,468	77	2,980	61	590	225	31,038	363
Currency translation and other adjustments	5	-	-	-	8	13	13	13
Inter-group transfers	(79)	-	(11)	(1)	-	-	(90)	(1)
Transfers from Stage 1 to Stage 2	(1,429)	(4)	1,429	4	-	-	-	-
Transfers from Stage 2 to Stage 1	928	12	(928)	(12)	-	-	-	-
Transfers to Stage 3	(3)	-	(83)	(4)	86	4	-	-
Transfers from Stage 3	16	2	16	2	(32)	(4)	-	-
Net re-measurement of ECL on stage transfer		(10)		17		9		16
Changes in risk parameters		(12)		(5)		7		(10)
Other changes in net exposure	1,425	6	(190)	(4)	(136)	(17)	1,099	(15)
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(16)		8		(1)		(9)
Amounts written-off	-	-	-	-	(10)	(10)	(10)	(10)
Unwinding of discount		-		-		(5)		(5)
At 30 June 2025	28,331	71	3,213	58	506	222	32,050	351
Net carrying amount	28,260		3,155		284		31,699
At 1 January 2024	26,040	94	3,155	89	606	195	29,801	378
2024 movements	486	(26)	(180)	(27)	(43)	32	263	(21)
At 30 June 2024	26,526	68	2,975	62	563	227	30,064	357
Net carrying amount	26,458		2,913		336		29,707

-
ECL reduced marginally across all stages in the first half of 2025. Flows to Stage 3 and associated charges were notably reduced from the first half of 2024 and more than offset by a reduction on other existing Stage 3 exposures.

-
Exposures in Stage 2 increased as flows into Stage 2 were higher than flows out and repayments, but remained at broadly 10% of total good book exposure.

-
Performing ECL reductions were driven by improved risk metrics and reductions in post model adjustments.

Risk and capital management continued

Credit risk - Banking activities continued

Flow statements (reviewed)

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	93,724	37	1,739	12	123	57	95,586	106
Currency translation and other adjustments	(1,287)	-	(8)	-	-	8	(1,295)	8
Inter-group transfers	(5)	-	(16)	-	-	-	(21)	-
Transfers from Stage 1 to Stage 2	(541)	(1)	541	1	-	-	-	-
Transfers from Stage 2 to Stage 1	1,266	5	(1,266)	(5)	-	-	-	-
Transfers to Stage 3	(64)	-	(18)	(1)	82	1	-	-
Transfers from Stage 3	3	-	4	1	(7)	(1)	-	-
Net re-measurement of ECL on stage transfer		(3)		2		38		37
Changes in risk parameters		(6)		-		17		11
Other changes in net exposure	(25)	6	(96)	(1)	(16)	-	(137)	5
Other (P&L only items)		-		-		-		-
Income statement (releases)/charges		(3)		1		55		53
Amounts written-off	-	-	-	-	(1)	(1)	(1)	(1)
Unwinding of discount		-		-		(1)		(1)
At 30 June 2025	93,071	38	880	9	181	118	94,132	165
Net carrying amount	93,033		871		63		93,967
At 1 January 2024	88,860	36	1,599	14	101	22	90,560	72
2024 movements	889	(3)	(628)	(5)	34	32	295	24
At 30 June 2024	89,749	33	971	9	135	54	90,855	96
Net carrying amount	89,716		962		81		90,759

-
ECL increased, primarily driven by Stage 3 exposures that defaulted in the first half of 2025.

-
The portion of good book exposure in Stage 2 reduced with flows from Stage 1 into Stage 2 more than offset by flows back to Stage 1.

-
Despite the increase in Stage 3 exposure, combined Stage 2 and Stage 3 exposure reduced and continued to be less than 2% of the total assets.

Risk and capital management continued

Credit risk - Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

The tables that follow show decomposition for the Personal and Non-Personal portfolios.
	Mortgages		Credit cards		Other		Total
30 June 2025	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	14,701	68.3	1,412	73.7	771	53.0	16,884	67.9
PD persistence	4,076	19.0	372	19.4	279	19.2	4,727	19.0
Adverse credit bureau recorded with credit reference agency	956	4.5	81	4.2	124	8.5	1,161	4.7
Forbearance support provided	227	1.1	2	0.1	10	0.7	239	1.0
Customers in collections	169	0.8	12	0.6	21	1.4	202	0.8
Collective SICR and other reasons (2)	1,217	5.7	38	2.0	236	16.2	1,491	6.0
Days past due >30	131	0.6	-	-	14	1.0	145	0.6
	21,477	100.0	1,917	100.0	1,455	100.0	24,849	100.0

31 December 2024
Personal trigger (1)
PD movement	14,480	68.8	1,425	72.9	809	49.9	16,714	67.8
PD persistence	3,951	18.8	414	21.2	388	23.9	4,753	19.3
Adverse credit bureau recorded with credit reference agency	936	4.4	71	3.6	119	7.3	1,126	4.6
Forbearance support provided	189	0.9	1	0.1	9	0.6	199	0.8
Customers in collections	169	0.8	3	0.2	2	0.1	174	0.7
Collective SICR and other reasons (2)	1,248	5.9	39	2.0	290	17.9	1,577	6.4
Days past due >30	88	0.4	-	-	5	0.3	93	0.4
	21,061	100.0	1,953	100.0	1,622	100.0	24,636	100.0

For the notes to the table refer to the following page.

-
The level of PD driven deterioration remained consistent with 31 December 2024, reflecting stability in portfolio PDs and underlying portfolio arrears trends.

-
Higher risk mortgage customers who utilised the new Mortgage Charter measures continued to be collectively migrated into Stage 2 and were captured in the collective SICR and other reasons category.

-
Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

Risk and capital management continued

Credit risk - Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger
	Corporate and other (3)		Financial institutions		Sovereign		Total
30 June 2025	£m	%	£m	%	£m	%	£m	%
Non-Personal trigger (1)
PD movement	11,814	80.0	284	67.3	141	99.3	12,239	79.9
PD persistence	226	1.5	3	0.7	-	-	229	1.5
Heightened Monitoring and Risk of Credit Loss	1,761	11.9	11	2.6	-	-	1,772	11.5
Forbearance support provided	345	2.3	-	-	-	-	345	2.2
Customers in collections	33	0.2	-	-	-	-	33	0.2
Collective SICR and other reasons (2)	380	2.6	124	29.4	1	0.7	505	3.3
Days past due >30	221	1.5	-	-	-	-	221	1.4
	14,780	100.0	422	100.0	142	100.0	15,344	100.0

31 December 2024
Non-Personal trigger (1)
PD movement	11,800	81.6	971	78.2	-	-	12,771	80.6
PD persistence	310	2.1	2	0.2	-	-	312	2.0
Heightened Monitoring and Risk of Credit Loss	1,599	11.1	83	6.7	132	99.2	1,814	11.5
Forbearance support provided	229	1.6	-	-	-	-	229	1.4
Customers in collections	34	0.2	-	-	-	-	34	0.2
Collective SICR and other reasons (2)	396	2.7	172	13.9	1	0.8	569	3.6
Days past due >30	96	0.7	13	1.0	-	-	109	0.7
	14,464	100.0	1,241	100.0	133	100.0	15,838	100.0

(1)     The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)     Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.

-
Stage 2 loans were broadly stable compared to 31 December 2024. PD movement continued to capture the vast majority of loans in Stage 2, with values marginally reduced, reflective of improved PDs from point-in-time economic metrics.

Risk and capital management continued

Credit risk - Banking activities continued

Asset quality (reviewed)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	111,678	8,954	-	120,632	24	15	-	39	-	0.2	-	-
AQ5-AQ8	77,908	11,465	-	89,373	35	29	-	64	-	0.3	-	0.1
AQ9	157	1,058	-	1,215	-	7	-	7	-	0.7	-	0.6
AQ10	-	-	2,116	2,116	-	-	276	276	-	-	13.0	13.0
	189,743	21,477	2,116	213,336	59	51	276	386	-	0.2	13.0	0.2
Credit cards
AQ1-AQ4	130	-	-	130	1	-	-	1	0.8	-	-	0.8
AQ5-AQ8	5,858	1,817	-	7,675	126	178	-	304	2.2	9.8	-	4.0
AQ9	23	100	-	123	1	19	-	20	4.4	19.0	-	16.3
AQ10	-	-	209	209	-	-	147	147	-	-	70.3	70.3
	6,011	1,917	209	8,137	128	197	147	472	2.1	10.3	70.3	5.8
Other personal
AQ1-AQ4	751	104	-	855	6	11	-	17	0.8	10.6	-	2.0
AQ5-AQ8	8,214	1,209	-	9,423	167	131	-	298	2.0	10.8	-	3.2
AQ9	59	142	-	201	5	36	-	41	8.5	25.4	-	20.4
AQ10	-	-	960	960	-	-	743	743	-	-	77.4	77.4
	9,024	1,455	960	11,439	178	178	743	1,099	2.0	12.2	77.4	9.6
Total
AQ1-AQ4	112,559	9,058	-	121,617	31	26	-	57	-	0.3	-	0.1
AQ5-AQ8	91,980	14,491	-	106,471	328	338	-	666	0.4	2.3	-	0.6
AQ9	239	1,300	-	1,539	6	62	-	68	2.5	4.8	-	4.4
AQ10	-	-	3,285	3,285	-	-	1,166	1,166	-	-	35.5	35.5
	204,778	24,849	3,285	232,912	365	426	1,166	1,957	0.2	1.7	35.5	0.8

Risk and capital management continued

Credit risk - Banking activities continued

Asset quality (reviewed)
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	104,793	8,416	-	113,209	29	16	-	45	-	0.2	-	-
AQ5-AQ8	81,263	11,683	-	92,946	48	38	-	86	0.1	0.3	-	0.1
AQ9	194	962	-	1,156	-	6	-	6	-	0.6	-	0.5
AQ10	-	-	2,535	2,535	-	-	325	325	-	-	12.8	12.8
	186,250	21,061	2,535	209,846	77	60	325	462	-	0.3	12.8	0.2
Credit cards
AQ1-AQ4	128	-	-	128	1	-	-	1	0.8	-	-	0.8
AQ5-AQ8	4,650	1,866	-	6,516	75	169	-	244	1.6	9.1	-	3.7
AQ9	23	87	-	110	1	17	-	18	4.4	19.5	-	16.4
AQ10	-	-	176	176	-	-	118	118	-	-	67.1	67.1
	4,801	1,953	176	6,930	77	186	118	381	1.6	9.5	67.1	5.5
Other personal
AQ1-AQ4	691	127	-	818	6	14	-	20	0.9	11.0	-	2.4
AQ5-AQ8	6,521	1,359	-	7,880	120	134	-	254	1.8	9.9	-	3.2
AQ9	55	136	-	191	4	35	-	39	7.3	25.7	-	20.4
AQ10	-	-	860	860	-	-	656	656	-	-	76.3	76.3
	7,267	1,622	860	9,749	130	183	656	969	1.8	11.3	76.3	9.9
Total
AQ1-AQ4	105,612	8,543	-	114,155	36	30	-	66	-	0.4	-	0.1
AQ5-AQ8	92,434	14,908	-	107,342	243	341	-	584	0.3	2.3	-	0.5
AQ9	272	1,185	-	1,457	5	58	-	63	1.8	4.9	-	4.3
AQ10	-	-	3,571	3,571	-	-	1,099	1,099	-	-	30.8	30.8
	198,318	24,636	3,571	226,525	284	429	1,099	1,812	0.1	1.7	30.8	0.8

-
The portfolios acquired from Sainsbury's Bank, increased exposure to AQ5-AQ8 within the credit cards and other personal segments.

-
Stage 3 inflows remained broadly stable. The reduction in Stage3/AQ10 ratio was influenced at a total level by both the acquisition of the Sainsbury's Bank portfolio on unsecured and an enhancement to the application of the definition of default used on mortgages. The latter resulted in a £0.4 billion migration of loans from Stage 3/AQ10 back to the good book.

Risk and capital management continued

Credit risk - Banking activities continued

Asset quality (reviewed)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Non-Personal portfolio.
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	40,896	2,555	-	43,451	28	18	-	46	0.1	0.7	-	0.1
AQ5-AQ8	54,804	11,982	-	66,786	204	268	-	472	0.4	2.2	-	0.7
AQ9	37	243	-	280	-	19	-	19	-	7.8	-	6.8
AQ10	-	-	2,394	2,394	-	-	990	990	-	-	41.4	41.4
	95,737	14,780	2,394	112,911	232	305	990	1,527	0.2	2.1	41.4	1.4
Financial institutions
AQ1-AQ4	64,735	260	-	64,995	20	3	-	23	-	1.2	-	-
AQ5-AQ8	5,599	161	-	5,760	17	5	-	22	0.3	3.1	-	0.4
AQ9	1	1	-	2	-	-	-	-	-	-	-	-
AQ10	-	-	127	127	-	-	99	99	-	-	78.0	78.0
	70,335	422	127	70,884	37	8	99	144	0.1	1.9	78.0	0.2
Sovereign
AQ1-AQ4	894	1	-	895	14	1	-	15	1.6	100.0	-	1.7
AQ5-AQ8	131	-	-	131	-	-	-	-	-	-	-	-
AQ 9	-	141	-	141	-	1	-	1	-	0.7	-	0.7
AQ10	-	-	17	17	-	-	6	6	-	-	35.3	35.3
	1,025	142	17	1,184	14	2	6	22	1.4	1.4	35.3	1.9
Total
AQ1-AQ4	106,525	2,816	-	109,341	62	22	-	84	0.1	0.8	-	0.1
AQ5-AQ8	60,534	12,143	-	72,677	221	273	-	494	0.4	2.3	-	0.7
AQ9	38	385	-	423	-	20	-	20	-	5.2	-	4.7
AQ10	-	-	2,538	2,538	-	-	1,095	1,095	-	-	43.1	43.1
	167,097	15,344	2,538	184,979	283	315	1,095	1,693	0.2	2.1	43.1	0.9

Risk and capital management continued

Credit risk - Banking activities continued

Asset quality (reviewed)
	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	41,509	2,409	-	43,918	32	19	-	51	0.1	0.8	-	0.1
AQ5-AQ8	53,448	11,783	-	65,231	232	306	-	538	0.4	2.6	-	0.8
AQ9	34	272	-	306	-	19	-	19	-	7.0	-	6.2
AQ10	-	-	2,279	2,279	-	-	896	896	-	-	39.3	39.3
	94,991	14,464	2,279	111,734	264	344	896	1,504	0.3	2.4	39.3	1.4
Financial institutions
AQ1-AQ4	64,845	233	-	65,078	21	2	-	23	-	0.9	-	-
AQ5-AQ8	4,176	996	-	5,172	17	9	-	26	0.4	0.9	-	0.5
AQ9	-	12	-	12	-	1	-	1	-	8.3	-	8.3
AQ10	-	-	59	59	-	-	40	40	-	-	67.8	67.8
	69,021	1,241	59	70,321	38	12	40	90	0.1	1.0	67.8	0.1
Sovereign
AQ1-AQ4	1,364	1	-	1,365	12	1	-	13	0.9	100.0	-	1.0
AQ5-AQ8	127	-	-	127	-	-	-	-	-	-	-	-
AQ9	-	132	-	132	-	1	-	1	-	0.8	-	0.8
AQ10	-	-	21	21	-	-	5	5	-	-	23.8	23.8
	1,491	133	21	1,645	12	2	5	19	0.8	1.5	23.8	1.2
Total
AQ1-AQ4	107,718	2,643	-	110,361	65	22	-	87	0.1	0.8	-	0.1
AQ5-AQ8	57,751	12,779	-	70,530	249	315	-	564	0.4	2.5	-	0.8
AQ9	34	416	-	450	-	21	-	21	-	5.1	-	4.7
AQ10	-	-	2,359	2,359	-	-	941	941	-	-	39.9	39.9
	165,503	15,838	2,359	183,700	314	358	941	1,613	0.2	2.3	39.9	0.9

-
Asset quality was broadly stable since 31 December 2024. The majority of exposure for corporates and other continued to be in the AQ5 to AQ8 band, which also accounted for the largest increase in the period.

-
As expected, exposures in higher AQ bands attracted higher coverage ratios.

Risk and capital management continued

Credit risk - Trading activities

This section details the credit risk profile of NatWest Group's trading activities.

Securities financing transactions and collateral (reviewed)

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.
	Reverse repos			Repos
		Of which:	Outside netting		Of which:	Outside netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2025	£m	£m	£m	£m	£m	£m
Gross	95,498	94,568	930	86,696	83,992	2,704
IFRS offset	(33,802)	(33,802)	-	(33,802)	(33,802)	-
Carrying value	61,696	60,766	930	52,894	50,190	2,704
Master netting arrangements	(517)	(517)	-	(517)	(517)	-
Securities collateral	(59,424)	(59,424)	-	(49,673)	(49,673)	-
Potential for offset not recognised under IFRS	(59,941)	(59,941)	-	(50,190)	(50,190)	-
Net	1,755	825	930	2,704	-	2,704

31 December 2024
Gross	87,901	87,861	40	68,024	67,321	703
IFRS offset	(23,883)	(23,883)	-	(23,883)	(23,883)	-
Carrying value	64,018	63,978	40	44,141	43,438	703
Master netting arrangements	(1,549)	(1,549)	-	(1,549)	(1,549)	-
Securities collateral	(62,217)	(62,217)	-	(41,889)	(41,889)	-
Potential for offset not recognised under IFRS	(63,766)	(63,766)	-	(43,438)	(43,438)	-
Net	252	212	40	703	-	703

Risk and capital management continued

Credit risk - Trading activities continued

Derivatives (reviewed)

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	30 June 2025							31 December 2024
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						90,087	84,878		97,152	93,109
IFRS offset						(17,077)	(18,895)		(18,746)	(21,027)
Carrying value	4,137	3,397	5,907	1,165	14,606	73,010	65,983	13,628	78,406	72,082
Of which:
Interest rate (1)	3,793	1,824	5,183	208	11,008	35,028	28,317	10,333	37,499	31,532
Exchange rate	341	1,569	717	957	3,584	37,897	37,496	3,279	40,797	40,306
Credit	1	4	7	-	12	85	170	14	110	244
Equity and commodity	2	-	-	-	2	-	-	2	-	-
Carrying value	4,137	3,397	5,907	1,165	14,606	73,010	65,983	13,628	78,406	72,082
Counterparty mark-to-market netting						(57,011)	(57,011)		(61,883)	(61,883)
Cash collateral						(9,041)	(4,723)		(10,005)	(5,801)
Securities collateral						(3,814)	(1,274)		(4,072)	(896)
Net exposure						3,144	2,975		2,446	3,502
Banks (2)						175	348		214	345
Other financial institutions (3)						1,839	1,286		1,429	1,456
Corporate (4)						1,071	1,318		769	1,669
Government (5)						59	23		34	32
Net exposure						3,144	2,975		2,446	3,502
UK						1,494	1,710		1,061	1,774
Europe						994	873		875	978
US						555	330		443	604
RoW						101	62		67	146
Net exposure						3,144	2,975		2,446	3,502

Asset quality of uncollateralised derivative assets
AQ1-AQ4						2,500			2,049
AQ5-AQ8						641			394
AQ9-AQ10						3			3
Net exposure						3,144			2,446

(1)       The notional amount of interest rate derivatives included £7,725 billion (31 December 2024 - £7,321 billion) in respect of contracts cleared through central clearing counterparties.
(2)       Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)       Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group's external rating.
(4)       Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)       Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Risk and capital management continued

Credit risk - Trading activities continued

Debt securities (reviewed)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor's, Moody's and Fitch. Refer to Note 9 Trading assets and liabilities for details on short positions.
	Central and local government
	UK	US	Other	Financial institutions	Corporate	Total
30 June 2025	£m	£m	£m	£m	£m	£m
AAA	-	-	2,610	1,572	-	4,182
AA to AA+	-	6,832	562	393	2	7,789
A to AA-	3,961	-	2,618	955	95	7,629
BBB- to A-	-	-	916	411	549	1,876
Non-investment grade	-	-	-	65	132	197
Total	3,961	6,832	6,706	3,396	778	21,673

31 December 2024
AAA	-	-	1,335	1,368	-	2,703
AA to AA+	-	3,734	74	569	2	4,379
A to AA-	2,077	-	1,266	381	519	4,243
BBB- to A-	-	-	831	562	885	2,278
Non-investment grade	-	-	-	108	167	275
Total	2,077	3,734	3,506	2,988	1,573	13,878

Risk and capital management continued

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2024

CET1 ratio 13.6% (2024 - 13.6%)
The CET1 ratio remained static due to a £0.9 billion increase in CET1 capital offset by a £6.9 billion increase in RWAs. The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders in the period of £2.5 billion and other movements on reserves and regulatory adjustments of £0.4 billion partially offset by a share buyback of £0.8 billion and a foreseeable ordinary dividend accrual of £1.2 billion.

RWAs £190.1bn (2024 - £183.2bn)
Total RWAs increased by £6.9 billion to £190.1 billion during H1 2025 reflecting: −           an increase in credit risk RWA's of £4.6 billion, primarily driven by lending growth, balances acquired from Sainsbury's Bank and CRD IV model updates. These increases were partially offset by reductions due to active RWA management, movements in risk metrics and the impact of foreign exchange. −           an increase in operational risk RWAs of £2.2 billion following the annual recalculation. −           an increase in counterparty credit risk RWAs of £0.5 billion driven by an increase in over-the-counter transaction under the IMM approach. −           a decrease in market risk RWAs of £0.4 billion, driven by the IRC, reflecting changes in government bond positions.

UK leverage ratio 5.0% (2024 - 5.0%)
The leverage ratio remained static due to a £1.6 billion increase in Tier 1 capital offset by a £27.8 billion increase in leverage exposure. The key drivers in the leverage exposure were an increase in trading assets, other financial assets and other off balance sheet items.

MREL ratio 32.4% (2024 - 33.0%)
The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio decreased by 60 basis points driven by a £6.9 billion increase in RWAs partially offset by a £1.2 billion increase in MREL.
MREL increased to £61.7 billion driven by a £0.9 billion increase in CET1 capital, issuance of a £0.7 billion Additional Tier 1 instrument and a €1.0 billion subordinated debt Tier 2 instrument, and redemption of a £1.0 billion subordinated debt Tier 2 instrument. There was a £0.2 billion decrease in senior unsecured debt driven by new issuances totalling £3.3 billion, offset by the redemption of a €1.5 billion debt instrument, a $1.5 billion debt instrument no longer being MREL eligible, and foreign exchange movements.

Liquidity portfolio £216.6bn (2024 - £222.3bn)
The liquidity portfolio decreased by £5.7 billion to £216.6 billion compared with Q4 2024. Primary liquidity decreased by £0.5 billion to £160.6 billion, driven by increased lending (including balances acquired from Sainsbury's Bank) partially offset by issuances. Secondary liquidity decreased by £5.2 billion due to reduced pre-positioned collateral at the Bank of England.

LCR spot 147% (2024 - 150%)	The spot Liquidity Coverage Ratio (LCR) decreased by 3% to 147%, during H1 2025, driven by increased lending (including balances acquired from Sainsbury's Bank) partially offset by issuances.
LCR average 150% (2024 - 151%)

NSFR spot 134% (2024 - 137%)	The spot Net Stable Funding Ratio (NSFR) decreased 3% to 134% driven by increased lending (including balances acquired from Sainsbury's Bank), partially offset by increased issuances.
NSFR average 136% (2024 - 137%)

Risk and capital management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group's minimum requirements and its MDA threshold requirements.
Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 30 June 2025	13.6%	16.7%	19.7%
Headroom (3,4)	3.1%	4.1%	4.3%

(1)     The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)     Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)     The headroom does not reflect excess distributable capital and may vary over time.
(4)     Headroom as at 31 December 2024 was CET1 3.1%, Total Tier 1 3.9% and Total Capital 4.3%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.
Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)     The countercyclical leverage ratio buffer is set at 35% of NatWest Group's CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.
Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage metrics in accordance with current PRA rules.
	30 June	31 December
	2025	2024
Capital adequacy ratios (1)%		%
CET1	13.6	13.6
Tier 1	16.7	16.5
Total	19.7	19.7

RWAs	£m	£m
Credit risk	152,785	148,078
Counterparty credit risk	7,626	7,103
Market risk	5,777	6,219
Operational risk	23,959	21,821
Total RWAs	190,147	183,221

Capital	£m	£m
CET1	25,799	24,928
Tier1	31,804	30,187
Total	37,531	36,105

Leverage ratios (2)	£m	£m
Tier 1 capital	31,804	30,187
UK leverage exposure	635,551	607,799
UK leverage ratio (%)	5.0%	5.0%
UK average Tier 1 capital	31,795	29,923
UK average leverage exposure	629,158	600,354
UK average leverage ratio (%)	5.1%	5.0%

(1)       The IFRS 9 transitional capital rules in respect of ECL provisions no longer apply as of 1 January 2025. (The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for total capital and £3 million RWAs. Excluding this adjustment at 31 December 2024, the CET1 ratio was 13.6%, Tier 1 capital ratio was 16.5% and the Total capital ratio was 19.7%).
(2)       The UK leverage exposure and Tier 1 capital are calculated in accordance with current PRA rules. The IFRS 9 transitional capital rules in respect of ECL no longer apply as of 1 January 2025. (Excluding the IFRS 9 transitional adjustment, the UK leverage ratio at 31 December 2024 was 5.0%).

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios continued
	30 June	31 December
	2025	2024
Leverage	£m	£m
Cash and balances at central banks	90,706	92,994
Trading assets	56,706	48,917
Derivatives	73,010	78,406
Financial assets	486,305	469,599
Other assets	24,051	18,069
Total assets	730,778	707,985
Derivatives
- netting and variation margin	(69,191)	(76,101)
- potential future exposures	16,831	16,692
Securities financing transactions gross up	1,510	2,460
Other off balance sheet items	62,497	59,498
Regulatory deductions and other adjustments	(17,869)	(11,014)
Claims on central banks	(87,228)	(89,299)
Exclusion of bounce back loans	(1,777)	(2,422)
UK leverage exposure	635,551	607,799
UK leverage ratio (%)	5.0	5.0

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2025.
	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2024	24,928	5,259	5,918	36,105
Attributable profit for the period	2,488	-	-	2,488
Share buyback	(750)	-	-	(750)
Foreseeable ordinary dividends	(1,244)	-	-	(1,244)
Foreign exchange reserve	(82)	-	-	(82)
FVOCI reserve	95	-	-	95
Own credit	(4)	-	-	(4)
Share based remuneration and shares vested under employee share schemes	142	-	-	142
Goodwill and intangibles deduction	80	-	-	80
Deferred tax assets	149	-	-	149
Prudential valuation adjustments	20	-	-	20
New issues of capital instruments	-	746	823	1,569
Redemption of capital instruments	-	-	(1,000)	(1,000)
Foreign exchange movements	-	-	(54)	(54)
Adjustment under IFRS 9 transitional arrangements	(33)	-	-	(33)
Expected loss less impairment	27	-	-	27
Other movements	(17)	-	40	23
At 30 June 2025	25,799	6,005	5,727	37,531

-
For CET1 movements refer to the key points on page 56.

-
The AT1 movement reflects the £0.7 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in March 2025.

-
Tier 2 movements of £0.2 billion include a decrease of £1.0 billion due to the redemption of 3.622% Fixed to Fixed Rate Reset Tier 2 Notes due 2030 in May 2025 and foreign exchange movements partially offset by an increase of £0.8 billion for a €1.0 billion 3.723% Fixed to Fixed Rate Reset Tier 2 Notes 2035 issued in February 2025.

-
Within other movements for Tier 2 capital, there was an increase as a result of excess IRB provisions over expected losses in the period.

Capital generation pre-distributions
	30 June	31 December
	2025	2024
	£	£
CET1	25,799	24,928
CET1 capital pre-distributions (1)	27,793	28,920
RWAs	190,147	183,221

	%	%
CET1 ratio - opening	13.61	13.36
CET1 pre-distributions - closing	14.62	15.78
Capital generation pre-distributions (1)	1.01	2.43

(1)     The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions includes ordinary dividends paid, foreseeable ordinary dividends and share buybacks.

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital resources (reviewed)

NatWest Group's regulatory capital is assessed against minimum requirements that are set out under the UK CRR to determine the strength of its capital base. This note shows a reconciliation of shareholders' equity to regulatory capital.
	30 June	31 December
	2025	2024
	£m	£m
Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	41,958	39,350
Other equity instruments	(6,029)	(5,280)
	35,929	34,070
Regulatory adjustments and deductions
Own credit	24	28
Defined benefit pension fund adjustment	(157)	(147)
Cash flow hedging reserve	971	1,443
Deferred tax assets	(935)	(1,084)
Prudential valuation adjustments	(210)	(230)
Goodwill and other intangible assets	(7,464)	(7,544)
Expected loss less impairment	-	(27)
Foreseeable ordinary dividends	(1,244)	(1,249)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges (2)	(750)	-
Adjustment under IFRS 9 transitional arrangements	-	33
	(10,130)	(9,142)
CET1 capital	25,799	24,928
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	6,005	5,259
AT1 capital	6,005	5,259
Tier 1 capital	31,804	30,187
Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,687	5,918
Other regulatory adjustments	40	-
Tier 2 capital	5,727	5,918
Total regulatory capital	37,531	36,105

(1)       Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution.

(2)       For June 2025, the foreseeable charge of £750 million relates to a share buyback.

Risk and capital management continued

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of MREL in NatWest Group and operating subsidiaries.

	30 June 2025				31 December 2024
		Balance	Regulatory	MREL		Balance	Regulatory	MREL
	Par value (1)	sheet value	value	Value (2)	Par value (1)	sheet value	value	Value (2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (3)	25.8	25.8	25.8	25.8	24.9	24.9	24.9	24.9
Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	6.0	6.0	6.0	6.0	5.3	5.3	5.3	5.3
of which: NatWest Group plc operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	6.0	6.0	6.0	6.0	5.3	5.3	5.3	5.3
Tier 1 capital: end-point CRR non-compliant
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.1	0.1	-	-	0.1	0.1	-	-
	0.1	0.1	-	-	0.1	0.1	-	-
Tier 2 capital: end-point CRR compliant
of which: holdco	5.7	5.6	5.7	5.7	5.9	5.7	5.9	5.9
of which: opcos	-	-	-	-	-	-	-	-
	5.7	5.6	5.7	5.7	5.9	5.7	5.9	5.9
Tier 2 capital: end-point CRR non-compliant
of which: holdco	-	-	-	-	-	-	-	-
of which: opcos	0.2	0.3	-	-	0.2	0.3	-	-
	0.2	0.3	-	-	0.2	0.3	-	-
Senior unsecured debt securities
of which: holdco	25.3	25.2	-	24.2	24.4	24.0	-	24.4
of which: opcos	36.9	36.9	-	-	33.7	33.6	-	-
	62.2	62.1	-	24.2	58.1	57.6	-	24.4
Tier 2 capital
Other regulatory adjustments	-	-	-	-	-	-	-	-

Total	100.0	99.9	37.5	61.7	94.5	93.9	36.1	60.5
RWAs				190.1				183.2
UK leverage exposure				635.6				607.8
MREL as a ratio of RWAs				32.4%				33.0%
MREL as a ratio of UK leverage exposure				9.7%				9.9%

(1)	Par value reflects the nominal value of securities issued.
(2)
MREL value reflects NatWest Group's interpretation of the Bank of England's approach to setting a MREL, published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.

(3)	Shareholders' equity was £42 billion (2024 - £39.4 billion).

Risk and capital management continued

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL) continued

The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.
			NatWest				NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	Plc	N.V.	Inc. (6)	Limited (7)
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	6.0	-	0.1	-	-	-	-	-
Additional Tier 1	Internally issued	-	4.4	3.8	0.5	2.1	0.2	-	0.3
		6.0	4.4	3.9	0.5	2.1	0.2	-	0.3
Tier 2	Externally issued	5.6	-	-	-	-	0.2	-	-
Tier 2	Internally issued	-	4.9	4.1	0.5	1.0	0.1	0.3	-
		5.6	4.9	4.1	0.5	1.0	0.3	0.3	-
Senior unsecured	Externally issued	25.2	-	-	-	-	-	-	-
Senior unsecured	Internally issued	-	13.0	7.3	1.0	4.6	-	-	0.3
		25.2	13.0	7.3	1.0	4.6	-	-	0.3
Total outstanding issuance		36.8	22.3	15.3	2.0	7.7	0.5	0.3	0.6

(1)     For AT1 and Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)     Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)     Internal issuance for NWB Plc and RBS plc represents AT1, Tier 2 or Senior unsecured issuance to NWH Ltd and for NWM N.V. and NWM SI to NWM Plc.
(4)     The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5)     The above table does not include CET1 balance.
(6)     NWM Securities Inc is regulated under US broker dealer rules.
(7)     RBSI Ltd - the Resolution Regime is under development in Jersey.

Risk and capital management continued

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the period, by key drivers.
		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	148.1	7.1	6.2	21.8	183.2
Foreign exchange movement	(0.7)	-	-	-	(0.7)
Business movement	2.2	0.3	(0.4)	2.2	4.3
Risk parameter changes	(0.5)	-	-	-	(0.5)
Model updates	2.0	0.2	-	-	2.2
Acquisitions and disposals	1.6	-	-	-	1.6
At 30 June 2025	152.7	7.6	5.8	24.0	190.1

The table below analyses segmental RWAs.
		Private Banking			Total
	Retail	& Wealth	Commercial	Central items	NatWest
	Banking	Management	& Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	65.5	11.0	104.7	2.0	183.2
Foreign exchange movement	-	-	(0.7)	-	(0.7)
Business movement	1.5	0.5	2.9	(0.6)	4.3
Risk parameter changes	0.1	-	(0.6)	-	(0.5)
Model updates	0.7	-	1.5	-	2.2
Acquisitions and disposals	1.6	-	-	-	1.6
At 30 June 2025	69.4	11.5	107.8	1.4	190.1
Credit risk	60.2	9.9	81.4	1.2	152.7
Counterparty credit risk	0.3	-	7.3	-	7.6
Market risk	0.2	-	5.6	-	5.8
Operational risk	8.7	1.6	13.5	0.2	24.0
Total RWAs	69.4	11.5	107.8	1.4	190.1

Total RWAs increased by £6.9 billion to £190.1 billion during the period mainly reflecting:

-
A reduction in risk-weighted assets from foreign exchange movement of £0.7 billion due to sterling appreciation versus the US dollar and depreciation versus the Euro.

-
An increase in business movements totalling £4.3 billion, driven by the annual recalculation of operational risk, an increase in credit risk due to lending growth partially offset by reductions due to active RWA management. A decrease in market risk was partially offset by an increase in counterparty credit risk.

-
A reduction in risk parameters of £0.5 billion primarily driven by movements in risk metrics within Commercial & Institutional and Retail Banking.

-
An increase in model updates of £2.2 billion, driven by CRD IV model updates within Commercial & Institutional and Retail Banking.

-
An increase in acquisitions and disposals of £1.6 billion driven by balances acquired from Sainsbury's Bank.

Risk and capital management continued

Capital, liquidity and funding risk continued

Funding sources (reviewed)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.
	30 June 2025			31 December 2024
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	17,996	-	17,996	11,967	-	11,967
Other bank deposits (1)	10,495	9,657	20,152	9,708	9,777	19,485
	28,491	9,657	38,148	21,675	9,777	31,452
Customer deposits
Repos	988	-	988	1,363	-	1,363
Non-bank financial institutions	53,457	10	53,467	48,761	241	49,002
Personal	231,226	2,991	234,217	231,483	2,451	233,934
Corporate	148,038	46	148,084	149,086	105	149,191
	433,709	3,047	436,756	430,693	2,797	433,490
Trading liabilities (2)
Repos (3)	33,014	897	33,911	29,752	810	30,562
Derivative collateral	11,597	-	11,597	12,509	-	12,509
Other bank customer deposits	591	280	871	627	268	895
Debt securities in issue - Medium term notes	9	242	251	20	237	257
	45,211	1,419	46,630	42,908	1,315	44,223
Other financial liabilities
Customer deposits	854	1,129	1,983	471	1,341	1,812
Debt securities in issue:
Commercial paper and certificates of deposit	11,093	298	11,391	10,889	377	11,266
Medium term notes	13,401	37,153	50,554	11,118	34,967	46,085
Covered bonds	-	749	749	-	749	749
Securitisation	-	1,263	1,263	295	880	1,175
	25,348	40,592	65,940	22,773	38,314	61,087
Subordinated liabilities	48	5,958	6,006	1,051	5,085	6,136
Total funding	532,807	60,673	593,480	519,100	57,288	576,388
Of which: available in resolution (4)			29,778			29,742

(1)       Includes £12.0 billion (31 December 2024 - £12.0 billion) relating to Term Funding Scheme with additional incentives for small and medium-sized enterprises (SME) participation.
(2)       Excludes short positions of £12.2 billion (31 December 2024 - £10.5 billion).
(3)       Comprises central & other bank repos of £9.6 billion (31 December 2024 - £7.2 billion), other financial institution repos of £20.8 billion (31 December 2024 - £20.4 billion) and other corporate repos of £3.5 billion (31 December 2024 - £3.0 billion).
(4)       Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £24.2 billion (31 December 2024 - £24.0 billion) under debt securities in issue (senior MREL) and £5.6 billion (31 December 2024 - £5.7 billion) under subordinated liabilities.

Risk and capital management continued

Capital, liquidity and funding risk continued

Liquidity portfolio (reviewed)

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.
	Liquidity value
	30 June 2025			31 December 2024
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	86,589	55,027	54,353	88,617	58,313	57,523
High-quality government/MDB/PSE and GSE bonds (3)	61,527	44,580	44,580	58,818	43,275	43,275
Extremely high quality covered bonds	4,494	4,494	4,494	4,341	4,340	4,340
LCR level 1 assets	152,610	104,101	103,427	151,776	105,928	105,138
LCR level 2 Eligible Assets (4)	7,985	6,880	6,880	9,271	7,957	7,957
Primary liquidity (HQLA) (5)	160,595	110,981	110,307	161,047	113,885	113,095
Secondary liquidity	55,997	55,969	55,969	61,230	61,200	61,200
Total liquidity value	216,592	166,950	166,276	222,277	175,085	174,295

(1)     NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)     NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)     Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4)     Includes Level 2A and Level 2B.
(5)     High-quality liquid assets abbreviated to HQLA.

Risk and capital management continued

Non-traded market risk

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

-
In the UK, the base rate reduced from 4.75% at 31 December 2024 to 4.25% at 30 June 2025.

-
At 30 June 2025, longer-term interest rates continued to reflect expectations of future cuts to the UK base rate. The five-year sterling swap rate decreased to 3.65% at the end of June 2025 from 4.05% at the end of December 2024. The ten-year sterling swap rate also decreased, to 3.98% from 4.07% over the same period.

-
The structural hedge notional decreased by £1 billion to £193 billion from £194 billion, reflecting relatively stable deposits in the first half of the year.

-
The one-year positive sensitivity of net interest earnings to an upward 25-basis-point parallel shift in all yield curves reduced slightly, to £158 million at 30 June 2025 from £162 million at 31 December 2024. The adverse sensitivity to a downward 25-basis-point parallel shift was also broadly stable at £176 million at 30 June 2025 compared to £183 million at 31 December 2024.

-
Sterling strengthened against the US dollar and weakened against the euro over the period. Against the dollar, sterling was 1.37 at 30 June 2025 compared to 1.25 at 31 December 2024. Against the euro, it was 1.17 at 30 June 2025 compared to 1.20 at 31 December 2024. Structural foreign currency exposures (excluding Additional Tier 1 economic hedges) of £2.3 billion at 30 June 2025, in sterling-equivalent nominal terms, were stable compared to 31 December 2024.

Non-traded internal VaR (1-day 99%) (reviewed)

The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.
	Half year ended
	30 June 2025				30 June 2024				31 December 2024
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	4.7	6.3	2.7	2.8	24.1	28.2	17.6	17.6	10.3	17.4	4.0	4.0
Credit spread	49.1	53.8	41.4	48.8	55.6	60.2	50.7	50.7	48.0	50.0	45.3	48.4
Structural foreign
exchange rate	6.4	7.1	6.0	7.1	9.2	12.3	7.1	12.3	6.7	8.0	5.1	6.3
Equity	7.1	7.8	6.1	7.8	9.3	10.3	8.2	8.2	7.8	8.1	7.6	7.7
Pipeline risk (1)	3.8	5.9	0.6	3.1	5.9	12.7	3.4	12.7	11.2	17.3	5.3	6.1
Diversification (2)	(21.8)			(19.2)	(41.1)			(39.7)	(29.7)			(23.4)
Total	49.3	51.8	42.6	50.4	63.0	73.8	52.9	61.8	54.3	57.8	49.1	49.1

(1)       Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan - typically a mortgage - at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)       NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

-
Total non-traded VaR increased slightly after April 2025 due to global tariff-related volatility. However, on an average basis, it was overall lower in H1 2025 than in 2024.

-
Average interest rate VaR decreased in H1 2025, reflecting action taken to manage down interest rate repricing mismatches across customer products.

-
Average pipeline VaR also decreased. This reflected changes in the assumptions applied to customer behaviour through the fixed-rate mortgage application process, which more closely aligned NatWest Group's estimates of future customer completions to pipeline hedging activity.

Risk and capital management continued

Non-traded market risk continued

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and instant access savings, as well as its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes, to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in NatWest Group's equity capital.

The table below shows hedge income, total yield, incremental income and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Hedge income represents the fixed leg of the hedge. Incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.
	Half year ended
	30 June 2025					30 June 2024					31 December 2024
			Period					Period					Period
	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	(262)	216	22	22	2.01	(364)	218	22	22	1.95	(330)	222	22	22	1.99
Product	(1,831)	1,900	172	171	2.24	(3,184)	1,392	175	176	1.58	(2,622)	1,647	172	172	1.90
Total	(2,093)	2,116	194	193	2.21	(3,548)	1,610	197	198	1.62	(2,952)	1,869	194	194	1.91

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2025, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 79%/21% respectively.

Product structural hedges refer to income allocated to customer products, mainly current accounts and customer deposits in Commercial & Institutional, Retail Banking and Private Banking & Wealth Management.

At 30 June 2025, approximately 95% by notional of total structural hedges were sterling-denominated.

Risk and capital management continued

Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed-margin products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2025 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed-margin products - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.
	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
30 June 2025	£m	£m	£m	£m	£m	£m
Structural hedges	40	125	213	(40)	(125)	(213)
Managed margin	118	101	116	(136)	(97)	(98)
Total	158	226	329	(176)	(222)	(311)

31 December 2024
Structural hedges	41	125	212	(41)	(125)	(212)
Managed margin	121	116	124	(142)	(120)	(125)
Total	162	241	336	(183)	(245)	(337)

(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and managed margin products.

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.
	Shifts in yield curve
	30 June 2025				31 December 2024
	+25 basis	-25 basis	+100 basis	-100 basis	+25 basis	-25 basis	+100 basis	-100 basis
	points	points	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m	£m	£m
Euro	14	(12)	56	(53)	11	(7)	38	(43)
Sterling	130	(149)	501	(615)	131	(155)	531	(646)
US dollar	12	(12)	46	(51)	15	(16)	63	(71)
Other	2	(3)	11	(9)	5	(5)	19	(17)
Total	158	(176)	614	(728)	162	(183)	651	(777)

Risk and capital management continued

Non-traded market risk continued

Foreign exchange risk (reviewed)

The table below shows structural foreign currency exposures.
			Structural foreign		Residual
	Net investments in	Net investment	currency exposures	Economic	structural foreign
	foreign operations	hedges	pre-economic hedges	hedges (1)	currency exposures
30 June 2025	£m	£m	£m	£m	£m
US dollar	1,716	(401)	1,315	(1,315)	-
Euro	4,321	(2,515)	1,806	-	1,806
Other non-sterling	867	(375)	492	-	492
Total	6,904	(3,291)	3,613	(1,315)	2,298

31 December 2024
US dollar	1,826	(598)	1,228	(1,228)	-
Euro	4,162	(2,351)	1,811	-	1,811
Other non-sterling	874	(372)	502	-	502
Total	6,862	(3,321)	3,541	(1,228)	2,313

(1)       Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

-
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

Risk and capital management continued

Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%) (reviewed)

The table below shows one-day internal value-at-risk (VaR) for NatWest Group's trading portfolios, split by exposure type.
	Half year ended
	30 June 2025				30 June 2024				31 December 2024
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	3.6	5.4	2.2	4.1	6.7	12.0	3.6	6.6	6.5	12.1	3.0	3.8
Credit spread	5.3	7.2	4.0	4.6	8.1	10.1	6.7	7.6	7.3	9.6	5.6	5.6
Currency	1.5	4.0	-	0.8	2.1	6.7	0.8	1.9	1.9	5.8	0.5	1.3
Equity	-	0.1	-	0.1	0.1	0.1	0.1	0.1	0.1	0.3	-	-
Diversification (1)	(3.9)			(4.0)	(6.8)			(5.5)	(5.8)			(5.4)
Total	6.5	9.7	4.3	5.6	10.2	16.2	7.0	10.7	10.0	16.1	5.3	5.3

(1)       NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

-
Both interest rate VaR and credit spread VaR decreased on an average basis.
-
This reflects the period of higher market volatility in H2 2022 rolling out of the VaR calculation window.

Pension risk

On 12 June 2025, the Trustee of the Main section of the NatWest Group Pension Fund entered into a buy-in transaction with a third-party insurer for some of its liabilities. This is an insurance policy that gives the Fund protection against demographic and investment risks, so improves the security of member benefits. The transaction did not affect the 2025 statement of comprehensive income because the net pension asset was limited to zero due to the impact of the asset ceiling.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	25 July 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary